Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Kingsoft Cloud Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO

(I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER TREASURY SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;

(5) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(6) PROPOSED ADOPTION OF 2026 SHARE INCENTIVE PLAN;

 (7) PROPOSED REVISIONS OF CONTINUING CONNECTED TRANSACTIONS;

AND

(8) NOTICE OF ANNUAL GENERAL MEETING

Independent Financial Adviser to the Independent Board Committee
and the Independent Shareholders

SOMERLEY CAPITAL LIMITED

A letter from the Board is set out on pages 8 to 46 of this circular. A letter from the Independent Board Committee is set out on pages 47 to 48 of this circular. A letter from the Independent Financial Adviser is set out on pages 49 to 67 of this circular.

A notice convening the AGM to be held at Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, PRC on June 30, 2026 at 10:00 a.m., Hong Kong time are set out on pages AGM-1 to AGM-7 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.ksyun.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of ADSs) and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 28, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, holders of treasury shares of the Company (if any) shall abstain from voting at the AGM in connection to such treasury shares.

Hong Kong, May 29, 2026

CONTENTS

Pages

DEFINITIONS		1
LETTER FROM THE BOARD		8
1.	INTRODUCTION	9
2.	PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS	9
3.	PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER TREASURY SHARES	10
4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs	11
5.	PROPOSED RE-APPOINTMENT OF AUDITOR	12
6.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	13
7.	PROPOSED ADOPTION OF 2026 SHARE INCENTIVE PLAN	13
8.	PROPOSED REVISIONS OF CONTINUING CONNECTED TRANSACTIONS	29
9.	THE AGM AND PROXY ARRANGEMENT	44
10.	RECOMMENDATIONS	45
11.	RESPONSIBILITY STATEMENT	46
12.	FURTHER INFORMATION	46
13.	MISCELLANEOUS	46
LETTER FROM THE INDEPENDENT BOARD COMMITTEE		47
LETTER FROM THE INDEPENDENT FINANCIAL ADVISER		49

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2013 Share Award Scheme”	the share award scheme of the Company adopted on February 27, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 2. 2013 Share Award Scheme” in Appendix IV of the Listing Document

“2021 Share Incentive Plan”	the share incentive plan of the Company adopted on November 15, 2021, as amended from time to time, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 3. 2021 Share Incentive Plan” in Appendix IV of the Listing Document

“2024 Xiaomi Framework Agreement”	the business cooperation and service framework agreement entered into between Xiaomi and the Company on November 19, 2024 in relation to (among others) the provision of cloud services by the Group

“2025 Xiaomi Cooperation Framework Agreement”	the 2025 Xiaomi Cooperation Framework Agreement entered into between Xiaomi and the Company on July 29, 2025 in relation to (among others) the procurement of hardware equipment by the Group from the Xiaomi Corporation

“2026 Share Incentive Plan”	the new share incentive plan of the Company proposed to be adopted at the AGM, a summary of the principal terms of which is set out in this circular

“Administrator”	the Compensation Committee or one or more executive officers of the Company to whom the Compensation Committee may delegate the authority to administer the 2026 Share Incentive Plan

“Adoption Date”	the date on which the 2026 Share Incentive Plan is approved by the Shareholders

“ ADS(s)”	American Depositary Shares, each representing 15 Shares

“ADS Record Date”	June 2, 2026 (New York time)

DEFINITIONS

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on June 30, 2026 at 10:00 a.m. (Hong Kong time) at Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, PRC to consider and, if thought fit, approve, among other things, the re-election of the retiring Directors, the Issuance and Resale Mandate, the Repurchase Mandate, the re-appointment of the auditor, the proposed amendments to Articles of Association, the proposed adoption of 2026 Share Incentive Plan and the proposed revisions of continuing connected transactions (including (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement and the transactions thereunder (if applicable) and (ii) the proposed revision of the 2026 annual cap and the proposed adoption of the 2027 annual cap for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement and the transactions thereunder (if applicable))

“Articles of Association”	the Second Amended and Restated Articles of Association of the Company conditionally adopted by way of special resolution passed on December 29, 2022 and became effective from December 30, 2022

“ associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“ Award”	an award of RSUs, Share Options or other types of awards as determined by the Board or Administrator in accordance with the terms of the 2026 Share Incentive Plan, and authorized to be granted to a selected Participant pursuant to the 2026 Share Incentive Plan, which may vest in the form of Award Shares and/or the actual selling price of the Award Shares in cash, as the Board or the Administrator may determine in accordance with the terms of the 2026 Share Incentive Plan

“Award Agreement”	any written agreement, contract, or other instrument or document evidencing an Award, whether executed in physical or electronic form. Each such Award Agreement shall be subject to the terms and conditions of the 2026 Share Incentive Plan

DEFINITIONS

“Award Shares”	collectively, (i) the Shares and/or (ii) ADSs in an amount equivalent to the number of the Shares which otherwise would be distributed in lieu of Shares in settlement of any Award, in each case, as (i) issued to a selected Participant, or transferred out of treasury shares to a selected Participant (if applicable), or (ii) transferred to, or held on trust for, a selected Participant by the trustee pursuant to the exercise of an Award

“Board”	the board of Directors

“ CCASS”	the Central Clearing and Settlement System, a securities settlement system established and operated by the HKSCC

“China” or “PRC”	the People’s Republic of China

“ Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADSs of which were listed on the Nasdaq Global Market in May 2020, and the ordinary Shares of which were listed on the Mainboard of the Hong Kong Stock Exchange on December 30, 2022

“Compensation Committee”	the compensation committee of the Board

“controlling shareholder(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“connected transactions”	has the meaning ascribed to it under the Hong Kong Listing Rules

“continuing connected transactions”	has the meaning ascribed to it under the Hong Kong Listing Rules

“ Depositary”	The Bank of New York Mellon, the depositary for the ADSs program

“Director(s)”	the director(s) of the Company

“ Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

DEFINITIONS

“HKSCC”	the Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent board committee of the Company, comprising all independent non-executive Directors, namely Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan

“Independent Financial Adviser” or “Somerley”	Somerley Capital Limited, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement and the transactions thereunder (as applicable); and (ii) the proposed revision of the 2026 annual cap and the proposed adoption of the 2027 annual cap for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement and the transactions thereunder (as applicable)

“Independent Shareholder(s)”	Shareholders who are not required to abstain from voting on the resolution(s) at the AGM to approve (if applicable) (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement and the transactions thereunder (if applicable); and/or (ii) the proposed revision of the 2026 annual cap and the proposed adoption of the 2027 annual cap for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement and the transactions thereunder (if applicable)

“Independent Third Party(ies)”	person(s) or company(ies) who/which is (are) independent of the Company and its connected persons

DEFINITIONS

“Interim Measures”	has the meaning ascribed to it in the section headed “4. Impact of Repurchases and Interim Measures” in page 74 of this circular

“Kingsoft Corporation”	Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on the Hong Kong Stock Exchange (stock code: 3888), the controlling shareholder of the Company within the meaning of the Hong Kong Listing Rules

“Latest Practicable Date”	May 26, 2026, being the latest practicable date prior to the publication of this circular for ascertaining certain information contained herein

“ Listing”	the listing of the Shares on the Main Board of the Hong Kong Stock Exchange on December 30, 2022

“Listing Date”	December 30, 2022, the date on which the Shares were listed and on which dealings in the Shares were to be first permitted to take place on the Hong Kong Stock Exchange

“Listing Document”	the listing document of the Company dated December 23, 2022 in connection with the Listing

“Main Board”	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange

“MiMo Model”	a series of foundation models released by Xiaomi from 2025

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules

“Nasdaq”	the Nasdaq Global Select Market

“Nomination Committee”	the nomination committee of the Board

DEFINITIONS

“ Participant(s)”	(i) the Employee Participant(s), (ii) the Related Entity Participant(s), and (iii) the Service Provider Participant(s)

“Related Entity”	any holding company, fellow subsidiary or associated company of the Company, including any business, corporation, partnership, limited liability company or other entity controlled by the Company or a subsidiary of the Company

“Revised Continuing Connected Transactions Announcement”	the announcement of the Company dated April 23, 2026 in relation to (1) revision of annual caps for continuing connected transactions in respect of the 2024 Xiaomi Framework Agreement; and (2) revision of continuing connected transactions in respect of the 2025 Xiaomi Cooperation Framework Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“RSU(s)”	restricted share unit(s) of the Company

“Service Provider(s)”	means any person (other than an employee or a director of the Group or Related Entity, solely with respect to rendering services in such person’s capacity as an employee or director) who provides services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interest of the long-term growth of the Group as determined by the Board. Service Providers may include persons who work for the Group as independent contractors where the continuity and frequency of their services are akin to those of employees of the Group or Related Entity. For the avoidance of doubt, Service Providers should exclude placing agents or financial advisers providing advisory services for fundraising, mergers or acquisition. They should also exclude professional service providers such as auditors or valuers who provide assurance, or are required to perform their services with impartiality and objectivity

“SFC”	The Securities and Futures Commission of Hong Kong

“ SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

DEFINITIONS

“ Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each

“Share Options(s)”	share option(s) of the Company granted or to be granted under the 2026 Share Incentive Plan

“Share Record Date”	June 2, 2026 (Hong Kong time)

“Shareholders”	holder(s) of the Share(s)

“ subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Supplemental Agreement”	the supplemental agreement entered into between Xiaomi and the Company on April 23, 2026 in relation to the 2025 Xiaomi Cooperation Framework Agreement

“treasury shares”	has the meaning ascribed to it under the Hong Kong Listing Rules

“ US$”	United States dollars, the lawful currency of the United States

“ Xiaomi”	Xiaomi Corporation, a company with limited liability incorporated in the Cayman Islands on January 5, 2010, with its class B ordinary shares listed on the Hong Kong Stock Exchange (Stock Codes: 1810 (HKD counter) and 81810 (RMB counter)), a substantial shareholder of the Company (as defined in the Hong Kong Listing Rules)

“Xiaomi Corporation”	Xiaomi, its subsidiaries and consolidated affiliated entities

“%”	per cent

LETTER FROM THE BOARD

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

Chairman and Executive Director:	Registered Office:
Mr. Zou Tao	Cricket Square, Hutchins Drive
P.O. Box 2681
Non-executive Directors:	Grand Cayman KY1-1111
Mr. Qu Heng	Cayman Islands
Mr. Zhang Duo

Independent Non-executive Directors:	Headquarter and Principal Place of Business in China:
Mr. Yu Mingto	Building D, Xiaomi Science
Mr. Wang Hang	and Technology Park
Ms. Qu Jingyuan	No. 33 Xierqi Middle Road
Haidian District
Beijing, 100085
PRC

Principal Place of Business in Hong Kong:
Room 1928, 19/F
Lee Garden One
33 Hysan Avenue
Causeway Bay, Hong Kong

May 29, 2026

To the Shareholders

Dear Sir/Madam,

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO

(I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER TREASURY SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;

(5) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(6) PROPOSED ADOPTION OF 2026 SHARE INCENTIVE PLAN;

(7) PROPOSED REVISIONS OF CONTINUING CONNECTED TRANSACTIONS; AND

(8) NOTICE OF ANNUAL GENERAL MEETING

LETTER FROM THE BOARD

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, PRC on June 30, 2026. The AGM will commence at 10:00 a.m., Hong Kong time. The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meeting:

(a)	the proposed re-election of the retiring Directors;

(b)	the proposed grant of a general mandate to (i) issue Shares and/or ADSs; and (ii) sell and/or transfer treasury shares;

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(d)	the proposed re-appointment of auditor;

(e)	the proposed amendments to Articles of Association;

(f)	the proposed adoption of 2026 Share Incentive Plan; and

(g)	the proposed revisions of continuing connected transactions, including (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement and the transactions thereunder (as applicable); and (ii) the proposed revision of the 2026 annual cap and the proposed adoption of the 2027 annual cap for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement and the transactions thereunder (as applicable), and the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the same and the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the same.

2.	PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to CG Code B.2.2, Ms. Qu Jingyuan (“Ms. Qu”), shall hold office until immediately prior to the conclusion of the AGM and, being eligible, and will offer herself for re-election at the AGM. Ms. Qu, the retiring independent non-executive Director, has confirmed her independence with reference to the factors set out in Rule 3.13 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

References are made to the announcements of the Company dated March 25, 2026 and May 28, 2025 in relation to, among others, the appointment of Mr. Qu Heng (“Mr. Qu”) and Mr. Zhang Duo (“Mr. Zhang”) , respectively, as a non-executive Director. Pursuant to article 87(3) of the Articles of Association, each of Mr. Qu and Mr. Zhang shall hold office until immediately prior to the conclusion of the AGM and, being eligible, and will offer himself for re-election at the AGM.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy and the independence of the independent non-executive Directors, and is satisfied with all the retiring Directors’ business experience, knowledge and professionalism.

When considering the retiring independent non-executive Director, the Nomination Committee and the Board considered that the retiring independent non-executive Director is independent in accordance with the independence guidelines set out in the Hong Kong Listing Rules, and the Nomination Committee and the Board are of the view that Ms. Qu’s expertise in accounting and related financial management will bring valuable insights to the Board for its efficiency and effective functioning and contribute to the diversity of the Board.

The Nomination Committee and the Board therefore recommend the re-election of all the retiring Directors including the aforesaid independent non-executive Director who are due to retire at the AGM.

Details of the retiring Directors are set out in Appendix I to this circular.

3.	PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER TREASURY SHARES

At the annual general meeting of the Company held on June 9, 2025, the Directors were given a general mandate to allot, issue and deal with Shares and/or ADSs, including the sale and transfer of treasury shares. Up to the Latest Practicable Date, such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to (i) issue Shares and/or ADSs; and (ii) sell and/or transfer treasury shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, and/or sale and/or transfer of treasury shares (if any), an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to (i) allot, issue or deal with additional Shares and/or ADSs and (ii) sell and/or transfer Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing of such resolution (the “Issuance and Resale Mandate”).

LETTER FROM THE BOARD

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,531,784,801 Shares. Subject to the passing of the ordinary resolution no. 7 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue, and/or transfer out of treasury, a maximum of 906,356,960 Shares. As of the Latest Practicable Date, the Directors wish to state that they have no immediate plans to issue any new Shares and/or ADSs, or sell and/or transfer any treasury shares pursuant to the Issuance and Resale Mandate.

In addition, subject to a separate approval of the ordinary resolution no. 9, the number of Shares and/or ADSs purchased by the Company (if any) under ordinary resolution no. 8 will also be added to extend the Issuance and Resale Mandate as mentioned in ordinary resolution no. 7 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any treasury shares, if any) as at the date of passing the resolutions in relation to the Issuance and Resale Mandate and Repurchase Mandate (as defined below).

The Issuance and Resale Mandate will expire upon the earlier of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance and Resale Mandate is revoked or varied by an ordinary resolution of the Shareholders.

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

At the annual general meeting of the Company held on June 9, 2025, the Directors were given a general mandate to repurchase Shares and/or ADSs. Up to the Latest Practicable Date, such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,531,784,801 Shares. Subject to the passing of the ordinary resolution no. 8 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 453,178,480 Shares. As of the Latest Practicable Date, the Directors wish to state that they have no immediate plans to repurchase any Shares and/or ADSs pursuant to the Repurchase Mandate.

LETTER FROM THE BOARD

An explanatory statement required by the Hong Kong Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the AGM.

The Repurchase Mandate will expire upon the earlier of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in a general meeting.

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

The Board proposed to re-appoint Ernst & Young as the independent auditor of the Company for the year ending December 31, 2026 and to hold the office until the conclusion of the next annual general meeting of the Company. Ernst & Young have indicated their willingness to be re-appointed as auditor of the Company for the said period.

The estimated audit fee for the audit of the consolidated financial statements of the Group for the financial year ending December 31, 2026 is expected to be in the range of approximately US$2.1 million to US$2.5 million. The estimated audit fee represents a fair and reasonable estimation, after due consideration and arm’s length negotiation between the Company and Ernst & Young. The estimation takes into account various factors such as the size and structure of the Group, the nature and complexity of the Group’s businesses, the expected scope, timetable and direction of the audit, the time and resources deployed by the auditor, and prevailing market rates for comparable services. Furthermore, the estimated audit fee assumes there will be no material changes in the Group’s businesses and operations, accounting policies or regulatory environment, and that the Company will provide timely and adequate assistance and information as required for the audit. In the event of any material change, the Company will make further disclosure as appropriate.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders. A resolution will also be proposed to authorize the Audit Committee to fix the auditor’s remuneration for the year ending December 31, 2026.

LETTER FROM THE BOARD

6.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to the announcement of the Company dated March 25, 2026 in relation to the proposed amendments to the Articles of Association.

The Board proposes to (a) certain amendments to the Articles of Association, for the purpose of, inter alia, (i) bringing the Articles of Association in line with the Core Shareholder Protection Standards set out in Appendix A1 of the Hong Kong Listing Rules which require, among others, the holding of general meetings which shareholders can attend virtually with the use of technology and cast votes by electronic means; (ii) making other house-keeping amendments to clarify, update and/or modify certain provisions of the Articles of Association in accordance with, or to better align with the applicable laws (collectively, the “Proposed Articles Amendments”); and (b) to adopt the Third Amended and Restated Memorandum and Articles of Association, incorporating and consolidating all the Proposed Articles Amendments.

Details of the Proposed Articles Amendments are set out in Appendix III to this circular. Save for the Proposed Articles Amendments, other provisions of the existing Memorandum and Articles of Association shall remain unchanged.

The legal advisers to the Company as to Hong Kong laws and the Cayman Islands laws have respectively confirmed that the Proposed Articles Amendments comply with the applicable requirements of the Listing Rules and do not violate the laws of Cayman Islands. The Company also confirms that there is nothing unusual in the Proposed Articles Amendments from the perspective of a Cayman Islands company listed on the Hong Kong Stock Exchange.

Shareholders are advised that the Third Amended and Restated Memorandum and Articles of Association are written in English. The Chinese translation is provided for reference only. In case of any discrepancy or inconsistency, the English version shall prevail.

7.	PROPOSED ADOPTION OF 2026 SHARE INCENTIVE PLAN

Reference is made to the announcement of the Company dated March 25, 2026 in relation to the proposed adoption of the 2026 Share Incentive Plan to replace the 2021 Share Incentive Plan. As at the Latest Practicable Date, save for the 2021 Share Incentive Plan, the Company does not have any other subsisting share schemes that remain in force. As at the Latest Practicable Date, there were only 159,773,105 RSUs granted and remained outstanding under the 2021 Share Incentive Plan, and there were 68,232,434 awards available for further grant under the scheme limit of the 2021 Share Incentive Plan. Upon the adoption of the 2026 Share Incentive Plan, no further awards will be granted under the 2021 Share Incentive Plan. However, the awards granted under the 2021 Share Incentive Plan prior to the adoption of the 2026 Share Incentive Plan and which remain unvested or unexercised shall continue to be valid and effective for the purpose of giving effect to their vesting and exercise in accordance with their respective terms, and the subsisting rights of the relevant grantees thereunder shall not be affected.

The 2026 Share Incentive Plan will constitute a share scheme under Chapter 17 of the Hong Kong Listing Rules and its provisions will comply with the requirements thereunder. The 2026 Share Incentive Plan is conditional upon (i) passing of resolutions by the Shareholders at the AGM to approve the adoption of 2026 Share Incentive Plan, and (ii) the Hong Kong Stock Exchange granting the approval for the listing of, and permission to deal in, the Shares to be allotted and issued in respect of any Awards that may be granted in accordance with the terms and conditions of the 2026 Share Incentive Plan. The Company has intention to grant Awards under the 2026 Share Incentive Plan upon the effectiveness of the 2026 Share Incentive Plan. The Company will make further announcement(s) in this regard in accordance with the Hong Kong Listing Rules as and when appropriate.

LETTER FROM THE BOARD

A summary of the principal terms of the 2026 Share Incentive Plan is set out below.

Purpose of the 2026 Share Incentive Plan

The purposes of the 2026 Share Incentive Plan are to promote the success and enhance the value of the Company, by linking the interests of the directors and employees of the Group, and Service Providers to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The 2026 Incentive Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the directors and employees of the Group, and Service Providers.

Selected Participants and the Basis of Determining the Eligibility of Participants

Any individual or entity, who is:

(i)	an employee (whether full-time or part-time), director or officer of any member of the Group, including persons who are granted Awards under the 2026 Share Incentive Plan as an inducement to enter into employment contracts with any member of the Group (the “Employee Participants”);

(ii)	an employee (whether full-time or part-time), director or officer of: (i) a holding company; (ii) subsidiaries of the holding company other than members of the Group; or (iii) any company which is an associate of our Company (the “Related Entity Participants”);

(iii)	providing services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group (the “Service Provider Participants”), as determined by the Board or its delegate(s) from time to time to be entitled to participate in the 2026 Share Incentive Plan.

In particular, Service Provider Participants include:

(i)	Professional consultancy firms or individuals with expertise in the technical services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry, who, or are anticipated to be going forward, a significant business partner, or otherwise significant to the Group’s business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by the Group, or otherwise will contribute significantly to the growth of the Group’s financial or business performance, based on quantitative performance indicators to be determined by the Board or the Administrator on a case-by-case basis. Such consultants may be able to collaborate with the Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with the Group; and

LETTER FROM THE BOARD

(ii)	Consultants, such as professors, academics and reputable industry expert with distinguished backgrounds and expertise in technical services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry, who, or are anticipated to be going forward, a significant business partner, or otherwise significant to the Group’s business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by the Group, or otherwise will contribute significantly to the growth of the Group’s financial or business performance, based on quantitative performance indicators to be determined by the Board or Administrator on a case-by-case basis. Such consultants may be able to collaborate with the Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with the Group.

However, no individual who is resident in a place where the grant, acceptance or exercise of Awards pursuant to the 2026 Share Incentive Plan is not permitted under the laws and regulations of such place or where, in the view of the Board or the Administrator, compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such individual, is eligible to be offered or granted Awards. For the avoidance of doubt, placing agents or financial advisors providing advisory services for fundraising, mergers or acquisitions, or professional service providers such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity may not participate in the 2026 Share Incentive Plan.

In assessing whether the Service Provider Participants provide services to the Group on a continuing and recurring basis, the Board or the Administrator shall take into consideration the length and type of services provided and the recurrences and regularity of such services, and will benchmark such metrics against the performance of the employees, officers and directors of the Group to whom the Group provides equity incentives, while taking into account the purpose of the 2026 Share Incentive Plan and the objectives in engaging the Service Provider Participants.

LETTER FROM THE BOARD

In assessing the eligibilities of Service Provider Participants, the Board or the Administrator will take into account a wide range of factors, including among others,

(1)	the nature and the scale of their business dealings with the Group (in terms of fees payable to them, if applicable);

(2)	the length of business relationships between them and the Group;

(3)	the performance of the relevant person as a Service Provider, including the quality of their services previously provided to the Group;

(4)	their contributions to the business development and growth of the Group and potential contributions to be made to the Group in light of their experience, qualification, know-how and/or network, market condition of the services they provide;

(5)	the scarcity of their services which may therefore justify compensation in the long run;

(6)	the possibility of developing a long-term business relationship with such person as a Service Provider to secure for the Group, the supply of certain quality services, which can avoid replacement cost and may reduce transaction cost in the long run;

(7)	the positive impacts they have brought to the Group’s business development; and

(8)	such other factors as the Board or the Administrator may at its discretion consider appropriate.

The success of the Group requires the co-operation and contribution not only from its directors and employees, but also from various other parties who play an instrumental role in and/or make actual or potential contributions to the business and development of the Group. The Board (including independent non-executive Directors) considers that the proposed inclusion of different categories of selected Participants is in line with the Company’s business needs and the industry norm, desirable and necessary from a commercial perspective and help maintain or enhance the competitiveness of the Group, and is therefore in the interest of the Company and its Shareholders as a whole. Through the grant of the Awards, it would not only align the interest of the Group and the Shareholders with the interest of these Participants, but also provide incentives and rewards for the participation and involvement in promoting the business of the Group, providing better services or maintaining a good and long-term relationship with the Group, which is in line with the purpose of the 2026 Share Incentive Plan.

LETTER FROM THE BOARD

Pursuant to the note to Rule 17.03(2) of the Hong Kong Listing Rules, the Company has consulted its legal advisor on the prospectus requirements of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) in relation to the 2026 Share Incentive Plan proposed to be adopted, and will comply with the relevant requirements when granting Awards to the selected Participants.

Scheme Limits

The Company may, to the extent not prohibited by the applicable law and the listing requirements of the applicable stock exchange or national market system on which the Shares are traded: (a) allot and issue new Shares, and/or utilize treasury shares (if any); or (b) direct and procure the Trustee to make on-market purchases of existing Shares, to satisfy grant(s) of the Award(s) under the 2026 Share Incentive Plan.

The total number of Shares which may be issued in respect of all Awards to be granted under the 2026 Share Incentive Plan and any other share schemes of the Company, must not in aggregate exceed 5% of the total number of Shares in issue (excluding the treasury shares) as at the Adoption Date (the “Scheme Mandate Limit”). As at the Latest Practicable Date, the Company has 4,531,784,801 Shares in issue. Assuming there is no change in the number of issued Shares (excluding treasury shares) during the period from the Latest Practicable Date to the Adoption Date, the maximum number of the Shares issuable pursuant to the 2026 Share Incentive Plan and any other share schemes of the Company in aggregate will be 226,589,240 Shares.

The total number of Shares which may be issued in respect of all Awards to be granted to Service Provider Participants under the 2026 Share Incentive Plan and any other share schemes of the Company must not in aggregate exceed 0.5% of the total number of Shares in issue (excluding the treasury shares) as at the Adoption Date (the “Service Provider Sublimit”). Assuming there is no change in the number of issued Shares (excluding treasury shares) during the period from the Latest Practicable Date to the Adoption Date, the maximum number of the Shares issuable pursuant to the 2026 Share Incentive Plan and any other share schemes of the Company to Service Providers in aggregate will be 22,658,924 Shares.

The Scheme Mandate Limit and the Service Provider Sublimit may be refreshed from the later of three years after the Adoption Date or three years after the date of the previous Shareholders’ approval for refreshment of the Scheme Mandate Limit or Service Provider Sublimit (as the case may be) by obtaining prior approval of the Shareholders in general meeting and/or such other requirements prescribed under the Hong Kong Listing Rules from time to time. However, the total number of Shares which may be issued in respect of all options and awards to be granted under all plans and schemes of the Company under the scheme mandate as refreshed shall not exceed 10% of the total number of Shares in issue (excluding the treasury shares) as of the date of such approval. Awards previously granted under the 2026 Share Incentive Plan and any other share schemes of the Company (and to which provisions of Chapter 17 of the Hong Kong Listing Rules are applicable) (including those outstanding, canceled or lapsed in accordance with its terms or exercised), shall not be counted for the purpose of calculating the refreshed Scheme Mandate Limit. Any “refreshment” within any three year period must be approved by Shareholders subject to the following provisions: (i) any controlling shareholder(s) and their associates (or if there is no controlling shareholder, Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates) must abstain from voting in favour of the relevant resolution at the general meeting; and (ii) the Company must comply with the requirements under Rules 13.39(6) and (7), 13.40, 13.41 and 13.42 of the Hong Kong Listing Rules. The Company must send a circular to the Shareholders containing the number of Awards that were already granted under the existing Scheme Mandate Limit and the existing Service Provider Sublimit, and the reason for the “refreshment”.

LETTER FROM THE BOARD

The Company may seek separate approval by its Shareholders in general meeting for granting Awards beyond the Scheme Mandate Limit provided the Awards in excess of the limit are granted only to Participants specifically identified by the Company before such approval is sought. The Company must send a circular to the Shareholders containing the name of each specified Participant who may be granted such Awards, the number and terms of the Awards to be granted to each Participant, and the purpose of granting Awards to the specified Participants with an explanation as to how the terms of the Awards serve such purpose. The number and terms of Awards to be granted to such Participant must be fixed before Shareholders’ approval. In respect of any Share Options to be granted, the date of the Board meeting for proposing such grant should be taken as the date of grant for the purpose of calculating the exercise price under Rule 17.03E of the Hong Kong Listing Rules.

Awards lapsed in accordance with the terms of the 2026 Share Incentive Plan will not be regarded as utilized for the purpose of calculating the Scheme Mandate Limit or the Service Provider Sublimit. Where the Company cancels Awards granted to a Participant, and make a new grant to the same Participant, such new grant may only be made under the 2026 Share Incentive Plan with available Scheme Mandate Limit as provided in the 2026 Share Incentive Plan or any refreshed limit as approved by its Shareholders or independent Shareholders, as the case may be. The Award cancelled shall be regarded as utilized for the purpose of calculating the Scheme Mandate Limit or the Service Provider Sublimit.

Maximum Entitlement of Each Participant

Unless approved by the Shareholders, the total number of Shares issued and to be issued in respect of all Awards granted under the 2026 Share Incentive Plan and any other share schemes of the Company to each selected Participant (excluding any Award lapsed in accordance with the 2026 Share Incentive Plan) in any 12-month period up to and including the date of such grant shall not exceed 1% of the total number of Shares in issue (excluding the treasury shares) (the “Individual Limit”). Any further grant of Awards to a selected Participant which would result in the aggregate number of Shares issued and to be issued in respect of all Awards granted to such selected Participant (excluding any Award lapsed in accordance with the terms of the 2026 Share Incentive Plan) in the 12 month period up to and including the date of such further grant exceeding the Individual Limit shall be subject to separate approval of the Shareholders (with such selected Participant and his/her close associates (or associates if the selected Participant is a connected person) abstaining from voting). The Company must send a circular to the Shareholders disclosing the identity of the Participant, the number and terms of the Awards to be granted (and those previously granted to such Participant in the 12-month period), the purpose of granting Awards to the Participant and an explanation as to how the terms of the Awards serve such purpose. The number and terms of the Awards to be granted to such Participant must be fixed before Shareholders’ approval. For any Share Options to be granted in such circumstances, the date of the Board meeting for proposing such further grant should be taken as the date of grant of such options for the purpose of calculating the exercise price of the Share Options under Rule 17.03E of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Administration of the 2026 Share Incentive Plan

The 2026 Share Incentive Plan shall be administered by the Board. The authority to administer the 2026 Share Incentive Plan may be delegated by the Board to the Administrator,

i.e. the Compensation Committee or any executive officer of the Company as delegated by the Compensation Committee for such purpose, provided that nothing in this rule shall prejudice the Board’s power to revoke such delegation at any time.

Subject to any specific designation in the 2026 Share Incentive Plan, as delegated by the Board, the Compensation Committee or any delegated executive officer of the Company determines, among other things, the Participant eligible to be granted Awards, the type or types of Awards to be granted, the number of Awards to be granted and the number of Shares to which an Award will relate and the terms and conditions of any Award granted.

The Company, acting by the Board or its delegate(s) may establish a trust, approve the terms of any trust deed and appoint one or more trustees to assist with the administration, exercise and vesting of the Awards granted under the 2026 Share Incentive Plan. The Company, acting by the Board or its delegate(s) may, to the extent permitted by the applicable laws, (a) subject to the Scheme Mandate Limit and Service Provider Sublimit, allot and issue new Shares to the trustee, provided that such allotment and issue must be made to or for the benefit of specified Participants; and/or (b) direct and procure the trustee to make on-market purchases of existing Shares, in either case to satisfy the Awards upon vesting or exercise. The Company, acting by the Board or its delegate(s), to the extent permitted by the applicable laws, shall provide sufficient funds to the trustee by whatever means as the Board may in its absolute discretion determine to enable the trustee to satisfy its obligations in connection with the administration, vesting and exercise of Awards. Unless otherwise agreed between the Company and the trustee, the Board or its delegate(s) shall act on behalf of the Company to give instructions to and direct the trustee. If a trustee is appointed, the trustee holding unvested shares of the 2026 Share Incentive Plan, whether directly or indirectly, shall abstain from voting on matters that require Shareholders’ approval under the Hong Kong Listing Rules, unless otherwise required by the applicable laws to vote in accordance with the beneficial owner’s direction and such a direction is given.

LETTER FROM THE BOARD

As at the Latest Practicable Date, no trustee has been appointed for the 2026 Share Incentive Plan. In the event that the Company considers to appoint a trustee for the implementation of the 2026 Share Incentive Plan in the future, the Company will comply with Chapter 17 of the Hong Kong Listing Rules and such trustee will be independent of the Company and its connected persons. None of the Directors is a trustee of the 2026 Share Incentive Plan nor has a direct or indirect interest in the trustee (if any) of the 2026 Share Incentive Plan.

Awards Granted to Connected Persons

Each grant of Awards to any Director, chief executive or substantial shareholder of the Company (or any of their respective associates) must first be approved by the independent non-executive Directors (excluding any independent non-executive Director who is a grantee of the Awards). In addition,

(i)	where any grant of Awards (excluding grant of Share Options) to any Director (other than an independent non-executive Director) or chief executive of the Company would result in the Shares issued and to be issued in respect of all Awards granted (excluding any Awards lapsed in accordance with the terms of the 2026 Share Incentive Plan) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue (excluding treasury shares) at the date of such grant; or

(ii)	where any grant of Awards to an independent non-executive Director or substantial shareholder of the Company (or any of their respective associates) would result in the number of Shares issued and to be issued in respect of all Awards granted (excluding any Awards lapsed in accordance with the terms of the 2026 Share Incentive Plan) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue (excluding treasury shares), such further grant of Awards must be approved by the Shareholders in general meeting in the manner required, and subject to the requirements set out in the Hong Kong Listing Rules.

Where approval from Shareholders or independent Shareholders (as the case may be) of the Company are required for the grant of any Awards pursuant to the 2026 Share Incentive Plan and the Hong Kong Listing Rules, the Company must send a circular to its Shareholders containing the details as required under the Hong Kong Listing Rules, including among others, the details of the number and terms of the Awards to be granted to each Participant, which must be fixed before the Shareholders’ meeting, and the relevant Participant, his/her associates and all core connected persons of the Company must abstain from voting in favor at such general meeting.

LETTER FROM THE BOARD

Terms and Conditions of Awards

Types of Awards

The Administrator is authorized under the 2026 Share Incentive Plan to grant, to a selected Participant, Awards in such form as are permitted under the 2026 Share Incentive Plan and are in compliance with Chapter 17 of the Hong Kong Listing Rules, and other applicable laws, which may involve the grant of (i) RSUs, (ii) Share Options, and/or (iii) other types of Awards authorized to be granted under the 2026 Share Incentive Plan. The Awards may vest in the form of Award Shares and/or the actual selling price of the Award Shares in cash, as the Board or the Administrator may determine in accordance with the terms of the 2026 Share Incentive Plan.

Conditions of Award

Subject to the terms of the 2026 Share Incentive Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the amount, if any, the Award vesting schedule, repurchase provisions, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance target(s) as specified in the Award Agreement, if any.

Vesting Period

The Awards to be issued to any Participant under the 2026 Share Incentive Plan shall be subject to the vesting schedule as specified in the Award Agreement. The vesting period of any Award granted under the 2026 Share Incentive Plan should not be less than 12 months, unless a shorter vesting period is approved by the Board or the Administrator (as the case may be) in respect of Awards granted to the Employee Participants and the applicable requirements under Rule 17.03F of the Hong Kong Listing Rules are complied with. Specific circumstances where Awards may be vested with a shorter period include:

(i)	Grants of “make-whole” Awards to new joiners to replace the share awards they forfeited when leaving the previous employer, where the shorter vesting period shall reflect the remainder of the vesting period on the forfeited awards that was left to run;

(ii)	Awards to a Participant whose employment is terminated due to death or disability or occurrence of any out of control event where the vesting of Awards may accelerate;

(iii)	Awards with performance-based vesting conditions in lieu of time-based vesting criteria;

LETTER FROM THE BOARD

(iv)	Awards that are made in batches during a year for administrative and compliance reasons. This may include Awards that should have been granted earlier but had to wait for a subsequent batch, in order to reflect the time from which an Award would have been granted;

(v)	Awards that are granted as the year-end bonus based on commended performance of a Participant during the past 12 months as appraised by the Human Resources Department or the executives as designated by the Compensation Committee as justifiable to have receive additional Awards with shorter vesting period for retention purpose;

(vi)	Awards with a mixed or accelerated vesting schedule such as where the Awards may vest evenly over a period of 12 months; and

(vii)	Awards with a total vesting and holding period of more than 12 months, such as where the Awards may vest by several batches with the first batch to vest within 12 months of the grant date and the last batch to vest 12 months after the grant date.

Where the Awards with a vesting period of less than 12 months are granted to the Directors and/or senior management members of the Company, the Compensation Committee shall provide views on why a shorter vesting period is appropriate and how the grants align with the purpose of the 2026 Share Incentive Plan.

The Board and the Compensation Committee are of the view that the specific circumstance(s) that warrant shorter vesting period as prescribed above are in line with the Hong Kong Listing Rules and the market practice and gives the Company flexibility to provide a competitive remuneration package to reward exceptional performers with accelerated vesting or in exceptional circumstances where justified, which is in line with the purpose of the 2026 Share Incentive Plan. If the vesting date is not a business day, the vesting date shall, subject to any trading halt or suspension in the Shares, be the business day immediately thereafter.

Non-transferability of Awards

Awards granted under the 2026 Share Incentive Plan must be personal to the respective Participant. Subject to the applicable laws, no Awards may be transferred or assigned unless in accordance with a waiver is granted by the Hong Kong Stock Exchange to allow a transfer to a vehicle (such as a trust or a private company) for the benefit of the Participant and any family members of such Participant (e.g. for estate planning or tax planning purposes) that would continue to meet the purpose of the 2026 Share Incentive Plan and comply with other requirements of this chapter, provided that the beneficiaries of such a trust or the ultimate beneficial owners of the other transferee vehicles are disclosed as required by the Hong Kong Stock Exchange to the Company.

LETTER FROM THE BOARD

Time of Granting Awards

The date of grant of an Award shall for all purposes be the date on which such Award is granted pursuant to the relevant Award Agreement, as approved by the Administrator or the Board, from time to time (the “Grant Date”).

Voting and Dividends

No dividends shall be payable and no voting rights shall be exercisable in relation to (i) any Share Options or Shares that are the subject of Share Options that have not been exercised and (ii) and unvested RSUs.

Pari Passu

The Award Shares to be allotted and issue, or transferred (in the case of any treasury shares) upon the exercise of a Share Option and/or vesting of a RSU shall be identical to the then existing issued shares of the Company and subject to all the provisions of the Articles of Association for the time being in force and will rank pari passu with the other fully paid Shares in issue on the date the name of the Participant is registered on the register of members of the Company or if that date falls on a day when the register of members of the Company is closed, the first day of the re-opening of the register of members, save that the Participant shall not have any voting rights, or rights to participate in any dividends or distributions (including those arising on a liquidation of the Company) declared or recommended or resolved to be paid to the Shareholders on the register on a date prior to such registration.

Exercise or Purchase Price of Awards

The exercise or purchase price, if any, for an Award shall be determined by the Administrator. Notwithstanding the foregoing provisions of this section, the exercise or purchase price for the Award shall not be less than the par value of a Share, unless otherwise permitted by applicable laws.

For the avoidance of doubt, save for the exercise or purchase price of the Awards to be granted under the 2026 Share Incentive Plan, no amount is payable on application or acceptance of such Awards and there is no period within which payments or calls must or may be made or loans for such purposes must be repaid.

The Board is of the view that the basis for determining the exercise or purchase price for an Award will serve to preserve the value of the Company and encourage the selected Participants to acquire proprietary interests in the Company, while providing the Company with sufficient flexibility to determine the exercise or purchase price that can provide incentive to the selected Participants, which is in line with the purpose of the 2026 Share Incentive Plan.

LETTER FROM THE BOARD

Terms and Conditions of Restricted Share Units

Subject to the terms of the 2026 Share Incentive Plan and the specific terms and conditions of the Award Agreement, the RSUs granted shall be subject to a vesting period and to the satisfaction of performance milestones or targets and/or other conditions to be determined by the Administrator (if any) in its sole and absolute discretion. If such conditions are not satisfied, the RSUs shall automatically lapse on the date on which any such condition is not satisfied, as determined by the Administrator in its sole and absolute discretion.

Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon termination of the Participant’s continuous service, any unvested portion of the RSUs shall automatically lapse and be forfeited for no consideration.

Terms and Conditions of Share Options

The Share Options may not be exercised until vested pursuant to the applicable Award Agreement. The Administrator shall determine the time or times at which a Share Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Share Option granted under the 2026 Share Incentive Plan shall not exceed ten (10) years from the Grant Date. A Share Option granted shall lapse automatically (to the extent not already exercised or lapsed) on the expiry of such term. The Administrator shall also determine any conditions, if any, that must be satisfied before all or part of a Share Option may be exercised. Once vested, the vested portion of the Share Option may be exercised in whole or in any part, at any time, subject to the terms of the 2026 Share Incentive Plan and the Award Agreement.

Share Options are exercisable into both ordinary Shares and/or ADSs. The exercise price per share subject to a Share Option shall be determined by the Administrator and set forth in the Award Agreement and subject to the following requirements and subject to the approval from the Hong Kong Stock Exchange to the waiver from strict compliance with Rule 17.03E of the Hong Kong Listing Rules.

If Share Options are exercisable into ordinary Shares, the exercise price will be denominated in Hong Kong dollars in compliance with Rule 17.03E of the Hong Kong Listing Rules, which shall be at least the highest of: (a) the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the Grant Date, which must be a business day; (b) the average closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotation sheets for the five business days immediately preceding the Grant Date; and (c) the nominal value of a Share.

If the Share Options are exercisable into ADSs, the exercise price for Share Options under the 2026 Share Incentive Plan must be at least the higher of (a) the per-share closing price of the ADSs on the Nasdaq on the Grant Date, which must be a Nasdaq trading day; and (b) the average per-share closing price of the ADSs on the Nasdaq for the five Nasdaq trading day immediately preceding the Grant Date, provided that in the event of fractional prices, the exercise price shall be rounded upwards to the nearest whole cent. Please see the paragraph headed “Waiver in relation to the Exercise Price of Share Options to be Granted pursuant to the 2026 Share Incentive Plan” in this circular for details in relation to the waiver from strict compliance with Rule 17.03E of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Unless otherwise provided in the Award Agreement, if a Participant’s continuous service terminates for any reason, the Share Options granted to such Participant, to the extent not vested and exercisable on the date of such Participant’s termination of continuous service, shall automatically lapse upon the Participant’s termination of continuous service.

Alterations in the Capital Structure of the Company

In the event of any alteration in the capital structure of the Company by way of capitalisation of profits or reserves, rights issue, subdivision or consolidation of Shares or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party) after the Adoption Date, the Board or the Administrator (as applicable) shall make such corresponding adjustments, if any, as it in its discretion may deem appropriate to reflect such change with respect to:

(a)	the number of Shares comprising the Scheme Mandate Limit or Service Provider Sublimit, provided that in the event of any Share subdivision or consolidation the Scheme Mandate Limit and Service Provider Sublimit as a percentage of the total issued Shares of the Company at the date immediately before any consolidation or subdivision shall be the same on the date immediately after such consolidation or subdivision;

(b)	the number of Shares comprised in each Award to the extent any Award has not been exercised;

(c)	the exercise price of any option or issue price of any share award,

or any combination thereof, as the auditors or a financial advisor engaged by our Company for such purpose have certified satisfy the relevant requirements of the Hong Kong Listing Rules and are, in their opinion, fair and reasonable either generally or as regards any particular grantee, provided always that (i) any such adjustments should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued at less than its nominal value. The capacity of the auditors or financial advisor (as the case may be) is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on the Company and the grantees.

LETTER FROM THE BOARD

Cancellation of Awards

Subject to all applicable laws, the Board or the Administrator may (i) at any time with the consent of and on such terms as may be agreed with the relevant Participant or (ii) in the event of serious misconduct of the Participant, any material misstatement in the Company’s financial statements or other special circumstances as the Company deems appropriate, cancel Awards granted.

Clawback Mechanism

In the event that:

(a)	a grantee ceases to be a selected Participant by reason of (i) the termination of his/her employment or contractual engagement with the Group for cause or without notice, (ii) termination of his/her employment or contractual engagement with the Group as a result of he/she having been convicted of a criminal offence involving his/her integrity or honesty, (iii) termination of his/her employment or contractual engagement with the Group as a result of he/she having received a regulatory or administrative penalty by a competent authority; or

(b)	in the reasonable opinion of the Board, a grantee has engaged in serious misconduct or breaches the terms of the 2026 Share Incentive Plan in any material respect, then the Board or the Administrator may make a determination at its absolute discretion that:

(A) any Awards issued but not yet exercised shall immediately lapse, regardless of whether such Awards have vested or not, and (B) with respect to any Shares issued to the grantee pursuant to any Awards granted under the 2026 Share Incentive Plan, the grantee shall be required to transfer back to the Company or its nominee (1) the equivalent number of Shares, (2) an amount in cash equal to the market value of such Shares, or (3) a combination of (1) and (2).

The Board is of the view that such clawback mechanism provides an option for the Company to clawback the equity incentives granted to selected Participants culpable of misconduct and is in line with the purpose of the 2026 Share Incentive Plan and the interests of Shareholders.

Performance Targets

As a condition to the issuance of Shares under an Award and unless otherwise determined by the Board or the Administrator, the Participant shall have achieved applicable performance targets prior to the date of such exercise, if applicable. The performance targets attached to the relevant grants that may be used by the Board or the Administrator may comprise a mixture of performance criteria from the corporate perspectives and/or the individual perspectives having regard to the different roles and contributions of the selected Participants and the purposes of the 2026 Share Incentive Plan, as determined by the Board or the Administrator from time to time. The key performance indicators include, among others, growth in earnings per share, growth in adjusted book value and return on equity, progress milestones, the selected Participant’s contribution, project execution, compliance, and other role-specific deliverables. The Board or the Administrator shall assess whether the performance targets have been met and the extent to which they have been met, based on a holistic review of the above indicators.

LETTER FROM THE BOARD

Given that each selected Participant will play different roles and contribute in different ways to the Group, the Board believes that retaining discretion on whether to attach and to attach what performance targets to the Awards can place the Group in a better position to assess the contribution of the selected Participant in light of the particular circumstances of the relevant Participant, and facilitate the achievement of the aim to offer meaningful incentives to attract and retain selected Participants that are valuable to the development of the Group, which is in line with the purpose of the 2026 Share Incentive Plan.

Effective Date and Term of the 2026 Share Incentive Plan

The 2026 Share Incentive Plan shall become effective upon the date hereof (the “Effective Date”). Unless otherwise terminated by the Board pursuant to the provisions of the 2026 Share Incentive Plan, the 2026 Share Incentive Plan shall continue in effect for a term of ten (10) years after the Effective Date (the “Scheme Period”).

Amendment, Suspension or Termination of the 2026 Share Incentive Plan

Any alternations made to the terms and conditions of the 2026 Share Incentive Plan which are of a material nature, or made to the provisions of the 2026 Share Incentive Plan relating to the matters set out in Rule 17.03 of the Hong Kong Listing Rules to the advantage of the Participants or (ii) any change to the authority of the Board or the Administrator to alter the terms of the 2026 Share Incentive Plan, in either case, must be approved by the Shareholders in general meeting. Any change to the terms of the Awards granted to a Participant (including a Director, chief executive or substantial shareholder of the Company, or any of their respective associates) must be approved by the Board, the Compensation Committee, the independent non-executive Directors and/or the Shareholders (as the case may be) making the initial grant, except where the alterations take effect automatically under the existing terms of the 2026 Share Incentive Plan. The Board’s determination as to whether any proposed alteration to the terms and conditions of the 2026 Share Incentive Plan is material shall be conclusive.

The 2026 Share Incentive Plan shall terminate on the earlier of (i) the expiry of the Scheme Period; and (ii) such date of early termination as determined by the Board, following which no further awards will be offered or granted thereunder, provided that notwithstanding such termination, the 2026 Share Incentive Plan and rules thereof shall continue to be valid and effective to the extent necessary to give effect to the vesting and exercise of any Awards granted prior to the termination of the 2026 Share Incentive Plan and such termination shall not affect any subsisting rights already granted to any grantee thereunder. Awards complying with the provisions of Chapter 17 of the Hong Kong Listing Rules which are granted during the life of the 2026 Share Incentive Plan and remaining unexercised and unexpired immediately prior to the termination of the operation of the 2026 Share Incentive Plan shall continue to be valid and exercisable in accordance with their terms of issue after the termination of the 2026 Share Incentive Plan.

LETTER FROM THE BOARD

Waiver in relation to the Exercise Price of Share Options to be Granted pursuant to the 2026 Share Incentive Plan

Rule 17.03E of the Hong Kong Listing Rules states that the exercise price of options must be at least the higher of: (i) the closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the Grant Date, which must be a business day; and (ii) the average closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the Grant Date.

Since the listing of the Company’s ADSs on the Nasdaq on May 8, 2020, it has been the Company’s practice to issue relevant awards exercisable into ADSs (each of which represents 15 underlying Shares) under the 2013 Share Option Scheme (a scheme having expired) and 2021 Share Incentive Plan, respectively. Although no further grant of awards will be made under the 2021 Share Incentive Plan upon adoption of the 2026 Share Incentive Plan, the Company expects to issue Share Options exercisable into ADSs under the 2026 Share Incentive Plan. By definition, ADSs are denominated in U.S. dollars, and the exercise price for Awards with respect to ADSs will necessarily be presented in U.S. dollars. As a company listed on the Hong Kong Stock Exchange and Nasdaq, the Company prepares its accounts based on generally accepted accounting principles in the United States of America in line with its established practice of granting Share Options with exercise prices and RSUs with grant values denominated in U.S. dollars and tied to the market price of its Nasdaq traded ADSs. In line with its practice, the Company values equity Awards granted under the 2026 Share Incentive Plan based on their fair value denominated in the U.S. dollars for financial reporting purposes. Strict compliance with Rule 17.03E of the Hong Kong Listing Rules to determine the exercise price of the Share Options exercisable into ADSs with reference the Hong Kong trading price will therefore cause administrative burden to the Company.

The Company believes maintaining a practice that is consistent with the general practice of the Company is beneficial to the Company in terms of operations and administration of the 2026 Share Incentive Plan. On the basis that (i) the method for determining the exercise price of the Share Options based on the market price of ADSs substantially replicates the requirement in Rule 17.03E of the Hong Kong Listing Rules, (ii) it has been the Company’s practice to issue options exercisable into ADSs with exercise prices denominated in U.S. dollars, (iii) the granting options exercisable into ADSs with exercise price determined with reference to closing price of the Company’s ADSs on the Nasdaq which are denominated in U.S. dollars would better reflect the market value for the underlying securities subject to the grant, (iv) the Company expects to grant Share Options exercisable into ADSs under the 2026 Share Incentive Plan with exercise prices based on the market price of its ADSs which are denominated in U.S. dollars, which is effectively consistent with the practice of the Company, and (v) any deviation from the general practice of the Company (that is, to grant options that are exercisable into ADSs with exercise price determined with reference to closing price of ordinary Shares on the Hong Kong Stock Exchange) may lead to confusion of the grantees, the Company has applied for, and the Hong Kong Stock Exchange has granted a waiver from strict compliance with Rule 17.03E of the Hong Kong Listing Rules, such that the Company will be able to determine the exercise price for grants of Share Options exercisable into ADSs under the 2026 Share Incentive Plan based on the higher of: (i) the per-share closing price of the ADSs on the Nasdaq on the Grant Date, which must be a Nasdaq trading day; and (ii) the average per-share closing price of the ADSs on the Nasdaq for the five Nasdaq trading days immediately preceding the Grant Date, subject to the condition that the Company shall not grant any Share Options with an exercise price denominated in Hong Kong dollars unless such exercise price complies with Rule 17.03E of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

General

A copy of the 2026 Share Incentive Plan will be published on the websites of the Hong Kong Stock Exchange and the Company for display for a period of not less than 14 days before the date of the AGM and the 2026 Share Incentive Plan will be made available for inspection at the AGM.

Shareholders are advised that the 2026 Share Incentive Plan are written in English. The Chinese translation of the principal terms of the 2026 Share Incentive Plan set out in this circular is provided for reference only. In case of any discrepancy or inconsistency, the English version shall prevail.

8.	PROPOSED REVISIONS OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Revised Continuing Connected Transactions Announcement of the Company dated April 23, 2026, in relation to (1) the revision of the annual caps for continuing connected transactions under the 2024 Xiaomi Framework Agreement; and (2) the revision of continuing connected transactions under the 2025 Xiaomi Cooperation Framework Agreement.

A.	2024 Xiaomi Framework Agreement

1.	Background

References are made to the announcements of the Company dated November 19, 2024 and December 31, 2024 and the circular dated November 29, 2024, in relation to, among other things, the 2024 Xiaomi Framework Agreement entered into between the Company and Xiaomi regarding, among other things, the provision of cloud services by the Group for a term of three years from January 1, 2025 to December 31, 2027.

LETTER FROM THE BOARD

Due to the rapid business growth of the Group, including the business demand from customers including Xiaomi Corporation increasing more than previously expected, the Board has resolved to revise the annual caps for the provision of cloud services by the Group to the Xiaomi Corporation for the two years of 2026 and 2027, while the annual caps for the remaining transactions under the 2024 Xiaomi Framework Agreement will remain unchanged.

2.	Principal Terms

The principal terms of the 2024 Xiaomi Framework Agreement are summarized as below.

Date:	November 19, 2024

Parties:	(i) the Company; and

(ii) Xiaomi

Term:	A term of three years from January 1, 2025 to December 31, 2027. The parties have agreed that, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, the agreement will be renewed with the consent of the parties.

Nature of the transactions:	For the scope of services to be conducted from time to time under the 2024 Xiaomi Framework Agreement, please refer to the announcements of the Company dated November 19, 2024 and December 31, 2024 and the circular dated November 29, 2024.

In respect of the proposed revised annual caps for cloud services: The Group has agreed to provide cloud services to the Xiaomi Corporation, including but not limited to cloud storage, cloud computing, computing power services, comprehensive cloud solutions, and technical support, maintenance and upgrading services and other related or similar services.

LETTER FROM THE BOARD

Principle of the transactions:	The transactions under the 2024 Xiaomi Framework Agreement shall follow the principle of fairness and reasonableness and shall be conducted on normal commercial terms or better.

The Group may, from time to time, enter into specific agreements with the Xiaomi Corporation to specify the details such as service fees, payment and settlement arrangements, sale price, interest rate and other specifications, provided that the principles in the 2024 Xiaomi Framework Agreement must be followed.

Pricing basis:	To ensure that the pricing under the 2024 Xiaomi Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, the price/service fees shall be no more favorable than those offered by the Group to Independent Third Parties, or no less favorable than those offered by Independent Third Parties to the Group and those offered by the Xiaomi Corporation to Independent Third Parties (as the case may be).

In respect of the proposed revised annual caps for cloud services:

The Company primarily charges public cloud service customers on a monthly basis based on usage volume and duration of use, and the Company adopts a predetermined formula and procedure for the pricing of all public cloud service customers (including Xiaomi Corporation and other Independent Third Party customers) (the “Cloud Service Pricing Policy”). The Cloud Service Pricing Policy has established a clearly structured pricing methodology for public cloud services to ensure that the terms are fair and commercially competitive.

The service fees for the cloud services payable by the Xiaomi Corporation shall be determined on an arm’s-length basis between the parties with reference to, among other things, the costs and expenses of such services, the transaction amount, the expected profit margin of the Group, the service price offered by the Group to other Independent Third Parties and the prevailing market prices of services with similar technical specifications and quantities.

LETTER FROM THE BOARD

3.	Annual Caps

(1)	Annual caps and historical amounts

The table below sets out the annual caps for the provision of cloud services under the 2024 Xiaomi Framework Agreement for the two years of 2025 and 2026, and the historical amounts for the year ended December 31, 2025 and for the period from January 1, 2026 to April 23, 2026:

	For the year ended December 31, 2025 Annual cap	For the year ended December 31, 2025 Historical amount (Audited)	For the year ending December 31, 2026 Annual cap	From January 1, 2026 to April 23, 2026 Historical amount (Unaudited)
	(RMB million)
Fees payable by the Xiaomi Corporation in respect of cloud services	2,309.8	2,255.2	3,138.3	749.1

(2)	Proposed revised annual caps

The following table sets out the existing and proposed revised annual caps for the provision of cloud services under the 2024 Xiaomi Framework Agreement for the two years of 2026 and 2027:

	For the year ending December 31,
	2026		2027
	Original annual cap	Proposed revised annual cap	Original annual cap	Proposed revised annual cap
	(RMB million)
Fees payable by the Xiaomi Corporation in respect of cloud services	3,138.3	4,000.0	4,035.1	6,000.0

(3)	Basis for determining the proposed revised annual caps for cloud services

The proposed revised annual caps for the fees payable by the Xiaomi Corporation in respect of the cloud services for the two years ending December 31, 2027 are determined with reference to, among other things, the following factors, with an additional buffer of a certain percentage on top to provide for operational flexibility and cater for any potential increment in the transaction volume:

LETTER FROM THE BOARD

(i)	Continuous growth in demand for cloud services from the Xiaomi Corporation

The Group is committed to continuously improving its cloud services for its clients’ core business segments, including Xiaomi’s core business segments, namely (a) the smartphone × AIoT segment; and (b) innovative businesses such as smart electric vehicles and artificial intelligence. It will fully empower the “Human × Car × Home” ecosystem scenarios with artificial intelligence capabilities.

Given Xiaomi’s substantial R&D investments in artificial intelligence, robotics, and other technological fields in recent years, the Group expects that its collaboration with Xiaomi in cloud computing and related AI areas will continue to deepen, resulting in a substantial increase in demand for high-performance cloud computing resources, thereby driving a corresponding increase in cloud service transaction amounts with the Group.

According to Xiaomi’s 2025 annual results announcement, Xiaomi’s annual R&D investment for 2025 was approximately RMB33.1 billion, with cumulative R&D investments over the past five years totaling approximately RMB105.5 billion, and Xiaomi plans to further increase its R&D investment to approximately RMB200 billion over the next five years(Note). Meanwhile, Xiaomi has stated that its investment in the AI field over the next three years will be approximately RMB60 billion, of which the annual investment in AI and embodied intelligent-related fields for 2026 is expected to exceed RMB16 billion.

Under the “Human × Car × Home” ecosystem strategy, Xiaomi has launched its self-developed MiMo series large models and promoted the deployment of AI capabilities across diverse terminal scenarios, including smartphones, smart home devices, and smart EVs. In the field of embodied intelligence, Xiaomi’s humanoid robots have entered its automotive factories for “internships”, and Xiaomi has published multiple research results on large models and algorithms related to robotics.

The Group provides Xiaomi with highly scalable and reliable cloud computing and AI infrastructure services, which help support the large-scale deployment of its innovative businesses, including large model training and inference workloads, robotics, and smart electric vehicles, and also create synergies with Xiaomi’s three engine business model of “Smartphones × AIoT + Smart EVs + AI”. The Group expects continued growth in cloud service demand from Xiaomi Corporation.

Note: The next five years refer to the period from 2026 to 2030

(ii)	Historical transaction amounts and recent growth rate

As shown above, for the year ended December 31, 2025, the utilization rate of the existing annual cap for the cloud services provided by the Group to the Xiaomi Corporation was approximately 97.6%. In addition, the transaction amount for cloud services provided by the Group to the Xiaomi Corporation increased significantly, reflecting the Xiaomi Corporation’s increasing reliance on cloud services for its diversified and expanding businesses, details of which are as follows:

•	For the year ended December 31, 2025, the transaction amount for the provision of cloud services by the Group to the Xiaomi Corporation was approximately RMB2,255.2 million, representing an increase of approximately 77.0% as compared to RMB1,273.8 million for the year 2024.

LETTER FROM THE BOARD

•	From January 1, 2026 to April 23, 2026, the transaction amount for the provision of cloud services by the Group to the Xiaomi Corporation was approximately RMB749.1 million, representing an increase of approximately 81.4% as compared to RMB413.0 million for the same period in 2025.

•	For the past three years, the transaction amounts for the provision of cloud services by the Group to the Xiaomi Corporation have demonstrated a clear and consistent upward trend. In particular, the transaction amount increased from RMB868.3 million in 2023 to RMB1,273.8 million in 2024 and further to RMB2,255.2 million in 2025, representing a year-on-year increase of approximately 46.7% from 2023 to 2024 and a further increase of approximately 77.0% from 2024 to 2025, corresponding to a two-year compound annual growth rate of approximately 61.2%.

On a forward-looking basis, assuming a continuation of the historical compound annual growth rate of approximately 61.2% from 2023 to 2025, and taking into account the continued increase in demand for cloud services from the Xiaomi Corporation as described in (i) above, which is expected to result in a growth rate at least in line with, and potentially exceeding, such historical level, the Company expects that the transaction amounts for 2026 and 2027 will continue to grow significantly and remain broadly in line with the historical growth trajectory. The proposed revised annual caps of RMB4,000 million and RMB6,000 million therefore represent a reasonable estimation with a moderate buffer for operational flexibility.

(iii)	Long-term and stable cooperative relationship

The Group maintains a long-term cooperative relationship with the Xiaomi Corporation. The strong and stable cooperation enables the Group to customize its services to effectively meet the evolving needs of the Xiaomi Corporation. Driven by mutual commercial interests, such long-term business cooperative relationships create unique and powerful synergies for the Xiaomi Corporation and the Group, which in turn constitute the core competitiveness and competitive advantages of the Group in terms of product and cloud service provision.

LETTER FROM THE BOARD

(iv)	Fair market rates for similar services

According to Wind Financial Terminal, during the five-year historical period from 2019 to 2024, the compound annual growth rate of the cloud service market size in China was approximately 35.3%.

Despite the substantial increase in the proposed revised annual caps for the cloud services to be provided by the Group to the Xiaomi Corporation for the two years ending December 31, 2027 under the 2024 Xiaomi Framework Agreement, the Board is of the view that the Group will not place undue reliance on the Xiaomi Corporation, considering, among others, the Company’s diversified customer base and the Group’s expected growth in total revenue. In particular, (i) the Group maintains a diversified customer base across a wide range of industries, including but not limited to artificial intelligence, internet services, autonomous driving, financial services, logistics, gaming and online streaming sectors, all of which demonstrate substantial and growing demand for cloud computing services. As such, there are readily available markets for the Group’s cloud services, and the Group is able to provide similar services to Independent Third Party customers on normal commercial terms; (ii) the expected increase in transaction amounts with the Xiaomi Corporation is primarily driven by the expansion of Xiaomi’s own business and increasing demand for computing resources, rather than any change in the Group’s customer concentration. While the transaction amount with the Xiaomi Corporation is expected to increase, the Group’s overall revenue is also expected to grow, and the contribution from the Xiaomi Corporation as a percentage of the Group’s total revenue is expected to remain within a reasonable range; and (iii) the transactions between the Group and the Xiaomi Corporation are and will be conducted on normal commercial terms and are non-exclusive in nature. Such cooperation is complementary and mutually beneficial, and does not restrict the Group from expanding its business with other customers or reallocating its resources based on commercial considerations.

4.	Reasons for and Benefits of the Proposed Revised Annual Caps of Cloud Services

The Group has maintained business cooperation with Xiaomi Corporation for more than a decade. The Group provides cloud services to Xiaomi Corporation, particularly public cloud services featuring high customer stickiness and strong growth potential, which will serve as a recurring revenue source for the Group alongside the business expansion of Xiaomi Corporation. Furthermore, supported by Xiaomi’s latest developments in innovative businesses, including its large-scale investment plan in the AI sector, the Group will be able to sustain and secure a stable revenue stream from Xiaomi Corporation’s growing demand for computing power services, thereby further improving the Group’s financial performance and enhancing overall Shareholder returns.

LETTER FROM THE BOARD

In light of the above, the Company considers that the revision of the annual caps for the two years ending December 31, 2027 for the provision of cloud services under the 2024 Xiaomi Framework Agreement is beneficial to regulate the continuing connected transactions contemplated thereunder as such transactions will continue to facilitate the operation and growth of the Group’s business as a whole.

B.	2025 Xiaomi Cooperation Framework Agreement

1.	Background

References are made to the announcements of the Company dated July 29, 2025 and April 23, 2026 in relation to, among other things, the 2025 Xiaomi Cooperation Framework Agreement entered into between the Company and Xiaomi on July 29, 2025, pursuant to which the Company has agreed to purchase and Xiaomi has agreed to sell hardware equipment for an initial term of one year commencing from July 29, 2025; and on April 23, 2026, due to the increase in procurement demand resulting from the rapid business growth of the Group, the Board resolved to, among other things, revise the annual cap for the procurement of hardware equipment for the period from July 29, 2025 to July 28, 2026 and entered into a supplemental agreement with Xiaomi to extend the term for the procurement of hardware equipment from July 29, 2025 to December 31, 2027.

LETTER FROM THE BOARD

2.	Principal Terms

A summary of the principal terms relating to the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement) is set out below:

Date:	July 29, 2025

Parties:	(i)	the Company; and

	(ii)	Xiaomi

Duration:	The procurement term for hardware equipment is from July 29, 2025 to December 31, 2027.

The parties have agreed that the term of the transactions will, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, be renewed with the consent of the parties.

Nature of the transactions:	For the scope of transactions to be conducted from time to time under the 2025 Xiaomi Cooperation Framework Agreement, please refer to the announcements of the Company dated July 29, 2025 and April 23, 2026.

In respect of the procurement of hardware equipment: The Xiaomi Corporation has agreed to sell hardware equipment to the Group, including but not limited to switches and other network hardware equipment and other hardware equipment.

Transaction principles:	The transactions under the 2025 Xiaomi Cooperation Framework Agreement shall follow the principle of fairness and reasonableness and shall be conducted on normal commercial terms or better.

The Group may, from time to time, enter into specific agreements with the Xiaomi Corporation to specify the details of the transactions such as the service fees or the purchase price (as the case may be), the payment schedule, the settlement arrangement and other specifications, provided that the principles in the 2025 Xiaomi Cooperation Framework Agreement must be followed.

LETTER FROM THE BOARD

Pricing basis:	To ensure the pricing under the 2025 Xiaomi Cooperation Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, the fees payable by the Group shall be no less favorable than those offered by Independent Third Parties to the Group and those offered by Xiaomi Corporation to Independent Third Parties. Specifically:

In respect of the procurement of hardware equipment: The purchase price payable by the Group shall be determined on an arm’s-length basis between the parties with reference to, among others, the type and specification of the devices, the procurement quantity, and the then prevailing market prices for the hardware devices with similar technical specifications and quantities.

For the purpose of determining the market price, the Group will seek quotations from at least two other Independent Third Party providers before entering into any purchase order or procurement agreement with the Xiaomi Corporation under the 2025 Xiaomi Cooperation Framework Agreement. The Group will only enter into any specific agreement under the 2025 Xiaomi Cooperation Framework Agreement if the quotation from the Xiaomi Corporation is more favorable to the Group than those from the relevant Independent Third Party providers.

3.	Annual Caps

(1)	Annual Caps and Historical Amounts

The table below sets out the annual cap for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement for the period from July 29, 2025 to July 28, 2026, and the historical amounts for the period from July 29, 2025 to December 31, 2025 and from January 1, 2026 to April 23, 2026:

	Annual cap for the period from July 29, 2025 to December 31, 2025	Historical amount for the period from July 29, 2025 to December 31, 2025 (Audited)	Annual cap for the period from January 1, 2026 to July 28, 2026	Historical amount from January 1, 2026 to April 23, 2026 (Unaudited)
	(RMB million)
Fees payable by the Group to the Xiaomi Corporation for hardware equipment	33.5	29.6	6.7	0.0

LETTER FROM THE BOARD

(2)	Proposed Revised Annual Caps and/or Proposed Annual Caps

The table below sets out the existing and proposed revised annual caps for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement for the period from January 1, 2026 to July 28, 2026, and the proposed annual cap for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement for the year 2027:

	Original annual cap for the period from January 1, 2026 to July 28, 2026	Proposed revised annual cap for the year ending December 31, 2026	Proposed annual cap for the year ending December 31, 2027
	(RMB million)
Fees payable by the Group to the Xiaomi Corporation for hardware equipment	6.7	1,000.0	1,500.0

(3)	Basis for determining the proposed revised annual cap and/or proposed annual cap for hardware equipment

The proposed revised annual cap for the year 2026 and the proposed annual cap for the year 2027 in relation to the procurement of hardware equipment are determined with reference to, among other things: (i) the historical transaction amount for the year ended December 31, 2025, and the utilization rate of the existing annual cap for the hardware equipment provided by Xiaomi Corporation to the Group was approximately 88.4%; (ii) the types and technical specifications of the hardware equipment to be procured from the Xiaomi Corporation; (iii) the continuous growth in the Group’s cloud services business volume provided to Xiaomi, driving a significant increase in the demand for hardware equipment procurement. Given the deepening cooperation between the Group and Xiaomi Corporation in the cloud computing field, with Xiaomi being a major cloud service customer of the Group, its business growth directly drives an increase in the Group’s demand for cloud infrastructure. In order to support the complementary partnership between the two parties, the Group plans to increase its procurement of competitively priced hardware equipment from Xiaomi, to more efficiently meet the expansion needs of Xiaomi’s cloud business. It is expected that the fees payable for the procurement of hardware equipment in 2026 will be approximately RMB930 million, and the Group’s demand for such procurement is expected to continue its growth trend in 2027; (iv) the relevant planned business schedule for the Group’s deployment and operation of hardware equipment; (v) the prevailing market prices of similar equipment. The Board has also taken into account the expected increase in the prices of hardware equipment. Based on market research, the prices of hardware equipment are expected to increase significantly due to strong demand for AI infrastructure. This is expected to result in an increase in the unit price of hardware equipment procured by the Group; and (vi) the pricing principles agreed upon by the parties under the 2025 Xiaomi Cooperation Framework Agreement. Accordingly, the proposed revised annual cap and/or the proposed annual cap have been determined taking into account both the expected increase in procurement volume and the anticipated rise in unit prices of hardware equipment, which together result in a substantial increase in the estimated transaction amounts as compared to the historical levels.

LETTER FROM THE BOARD

For other reference factors regarding the basis for determining the proposed revised annual caps and/or proposed annual caps, please refer to the section headed “Reasons for and Benefits of the Proposed Revised Annual Caps and/or Proposed Annual Caps for Hardware Equipment” in this circular.

4.	Reasons for and Benefits of the Proposed Revised Annual Caps and/or Proposed Annual Caps for Hardware Equipment

As a cloud service provider, the Company requires a significant amount of hardware equipment to support its growing business and enhance its cloud service capabilities. In view of the long-term business relationship between the Group and the Xiaomi Corporation and their mutual familiarity with each other’s business and operations, purchasing hardware equipment from the Xiaomi Corporation will enable the Group to fully leverage the infrastructure and equipment coverage owned by the Xiaomi Corporation, integrate Xiaomi’s advanced services and products with the Group’s products, promote the Group’s product innovation and business growth, and deepen the cooperation with the Xiaomi Corporation. In addition, as the terms and conditions for the procurement of services and products from Xiaomi Corporation are no less favorable to the Group than those for the procurement of services and products from other Independent Third Party service providers, entering into such transactions will enable the Group to obtain a stable and high-quality source of hardware equipment, and reduce the administrative expenses of the Group in procuring similar services from numerous providers, thereby further improving overall operational efficiency.

Taking into account (i) the Group’s demand for hardware equipment, (ii) the parties’ long-term collaboration, and (iii) the no less favorable conditions offered by Xiaomi than those available from Independent Third Party suppliers, the Company believes that it is in the interests of the Company and the Shareholders as a whole to procure such products from Xiaomi to ensure stability and scalability in response to the Company’s growing business needs and facilitate the improvement of the Group’s technology capabilities, and that the amendment to the 2025 Xiaomi Cooperation Framework Agreement is beneficial to regulate the continuing connected transactions contemplated thereunder.

The abovementioned annual caps and estimated transaction amounts only represent reasonable estimates made by the Group based on currently available information. The actual amounts incurred are subject to the external economic environment, supply chain conditions, and the business needs of the Group from time to time, and should not be construed as reflecting the actual financial performance or future financial potential of the Group.

LETTER FROM THE BOARD

INFORMATION ABOUT THE PARTIES

A.	Information on the Company

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, whose ADSs were listed on Nasdaq under the symbol “KC” on May 8, 2020 and whose Shares were listed on the Main Board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022.

The Company is a leading cloud service provider in China. With its full commitment to cloud services, it is dedicated to mobilizing its resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

B.	Information on Xiaomi

Xiaomi (a substantial shareholder of the Company) is a company with limited liability incorporated under the laws of the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Codes: 1810 (HKD counter) and 81810 (RMB counter)).

The Xiaomi Group is principally engaged in the research and development and sale of smartphones, IoT and lifestyle consumer products, the provision of internet services, innovative businesses such as the development, manufacture and sale of smart electric vehicles and artificial intelligence research and development, as well as investment holding, in the PRC and other countries or regions.

INTERNAL CONTROL MEASURES

In order to ensure that the terms and conditions of the continuing connected transactions contemplated under the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement are on normal commercial terms, fair and reasonable to the Company and the Shareholders, and are no more favorable than terms offered by the Group to Independent Third Parties or no less favorable than those provided by Independent Third Parties, the Company has adopted the following internal control procedures:

(i)	In respect of the various types of continuing connected transactions to be conducted with Xiaomi Corporation, the Group will ensure that the terms and conditions of the transactions (including the pricing policy) are fair and reasonable in accordance with the following procedures:

•	With respect to the cloud services to be provided by the Group under the 2024 Xiaomi Framework Agreement, the relevant personnel of the Company’s business department will conduct quarterly checks on the standard prices published on the Company’s website, the prevailing market conditions and practices of cloud services (including market fee rates, where available) and the pricing and terms offered by the Group to Independent Third Parties for the purpose of considering whether the service fee charged for a specific type of transaction is no more favorable than that offered to Independent Third Parties and is fair and reasonable, and will review, adjust and approve the pricing policies regularly when it deems necessary.

LETTER FROM THE BOARD

•	For the continuing connected transactions to be conducted under the 2025 Xiaomi Cooperation Framework Agreement, the Group will ensure that the terms and conditions (including the pricing policy) of the transactions are fair and reasonable by following the below procedures: the relevant personnel of the Company’s business department will continuously monitor the terms and conditions under each specific agreement in respect of the hardware equipment to be provided by the Xiaomi Corporation for the purpose of considering if they are no less favorable to the Group than the terms available from Independent Third Parties for a similar type of services or products. In particular, before entering into specific agreements with the Xiaomi Corporation, the Company’s business department usually seeks quotations from at least two Independent Third Parties for similar services or products.

(ii)	The designated staff of the Company’s finance department will closely monitor the actual amounts incurred for each type of continuing connected transaction for the purpose of ensuring the relevant annual caps are not exceeded. They will closely monitor the continuing connected transactions and report the latest status to the finance department of the Company on a monthly basis. The Company’s finance department will report to the senior management on a monthly basis and to the Directors (including the independent non-executive Directors) on a half-yearly basis in relation to the transaction status.

•	If the actual transaction amounts reach approximately 80% of the respective annual caps at any given time of the year, the Company’s finance department shall immediately report to the senior management.

•	If the remaining cap for that year is expected to be insufficient to meet the Group’s future business needs, the senior management will report to the Board, and the Board will seek advice from its professional advisers and consider taking appropriate measures to revise the relevant annual caps in accordance with the applicable requirements under the Hong Kong Listing Rules.

(iii)	The independent non-executive Directors conduct an annual review of the continuing connected transactions and provide annual confirmations in the Company’s annual report on whether the continuing connected transactions were conducted: (1) in the ordinary and usual course of business; (2) on normal commercial terms or better and on terms that are fair and reasonable; (3) in accordance with the terms of the relevant agreements; and (4) in the interests of the Company and the Shareholders as a whole.

(iv)	The Company’s external auditors will also conduct an annual review of the Group’s continuing connected transactions and provide an annual confirmation to ensure that the transactions are conducted in accordance with the terms of the framework agreements (including the pricing policies and their annual caps) and on normal commercial terms, and are consistent with the pricing policies.

LETTER FROM THE BOARD

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the Latest Practicable Date, Xiaomi directly and indirectly holds a total of approximately 10.29% of the Shares, and is therefore a connected person of the Company (as defined in the Hong Kong Listing Rules). Accordingly, pursuant to Chapter 14A of the Hong Kong Listing Rules, the entering into of the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement and their respective contemplated transactions constitute continuing connected transactions of the Company.

For 2024 Xiaomi Framework Agreement

As one or more of the applicable percentage ratios in respect of the proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement are more than 5%, the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement (including the proposed revised annual caps) is subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

For 2025 Xiaomi Cooperation Framework Agreement

As one or more of the applicable percentage ratios in respect of the proposed revised annual caps and/or proposed annual caps for the two years of 2026 and 2027 for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement exceed 5%, the procurement of hardware equipment (including the proposed revised annual caps and/or the proposed annual caps) contemplated under the 2025 Xiaomi Cooperation Framework Agreement is subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

From January 1, 2026 to the Latest Practicable Date, the actual transaction amounts for the relevant transactions (namely (1) the provision of cloud services under the 2024 Xiaomi Framework Agreement; and (2) the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement) have not exceeded their respective original annual caps for the year 2026.

LETTER FROM THE BOARD

9.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, PRC on June 30, 2026. The AGM will commence at 10:00 a.m., Hong Kong time.

The notice of the AGM is set out on pages AGM-1 to AGM-7 of this circular. The notice serves as the notice of general meeting required under Rule 13.71 of the Hong Kong Listing Rules. The notice is also available for viewing on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (http://ir.ksyun.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of ADSs) and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 28, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Abstention from Voting

Any Shareholder with a material interest in the relevant connected transaction is required to abstain from voting on the resolution. As the counterparty to the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement, Xiaomi is deemed to have a material interest in the transactions contemplated under the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement.

In addition, pursuant to Rule 17.05A of the Hong Kong Listing Rules, trustees holding unvested Shares of the share schemes of the Company, whether directly or indirectly, shall abstain from voting on matters that require Shareholders’ approval under the Hong Kong Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given. Accordingly, the unvested Shares held by the share scheme trustee of the Company shall abstain from voting on all resolutions proposed at the AGM, representing approximately 0.37% of the total issued Shares as at the Latest Practicable Date.

LETTER FROM THE BOARD

The Shares held by Xiaomi (being 466,161,000 Shares) and its associates and the unvested Shares held by the trustee of the Company’s share schemes, representing approximately 10.66% in aggregate of the total number of issued Shares as at the Latest Practicable Date, will be required to abstain from voting on the resolutions to approve the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement.

To the best knowledge and belief of the Directors having made all reasonable enquiries, save for the aforesaid share scheme trustee, Xiaomi and its associates, no other Shareholder has any material interest in the proposed resolutions and is required to abstain from voting at the AGM.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. As at the Latest Practicable Date, there was no treasury share held by the Company. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares, if any, pending withdrawal from and/or transferring through CCASS shall not bear any voting rights at the Company’s general meeting(s).

Voting by Poll

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

10.	RECOMMENDATIONS

Mr. Qu Heng and Mr. Zhang Duo are deemed to have a material interest by virtue of their current positions in Xiaomi. Accordingly, Mr. Qu Heng and Mr. Zhang Duo have abstained from voting on the relevant Board resolutions to approve the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement and the transactions contemplated thereunder (including the proposed revised annual caps). Save as disclosed above, none of the other Directors has a material interest in such transactions and was required to abstain from voting on the relevant resolutions at the Board meeting.

The Directors (excluding the Directors who are required to abstain from voting on the relevant resolutions and the independent non-executive Directors whose opinions are set out in the section headed “Letter from the Independent Board Committee” in this circular) consider that (1) the 2024 Xiaomi Framework Agreement and the proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services thereunder and (2) the 2025 Xiaomi Cooperation Framework Agreement and the proposed revised annual cap and/or proposed annual cap for the two years of 2026 and 2027 for the procurement of hardware equipment thereunder are entered into in the ordinary and usual course of business of the Group on normal commercial terms after arm’s length negotiations between the parties thereto, and that their terms and conditions and the proposed revised annual cap and/or proposed annual cap are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

An Independent Board Committee (comprising all independent non-executive Directors) has been established to provide advice and recommendations to the Independent Shareholders in respect of (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement and the transactions thereunder (as applicable) and (ii) the proposed revision of the 2026 annual cap and the proposed adoption of the 2027 annual cap for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement and the transactions thereunder (as applicable). Your attention is drawn to the letter from the Independent Board Committee set out on pages 47 to 48 of this circular.

Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in the same respect. Your attention is drawn to the letter from the Independent Financial Adviser set out on pages 49 to 67 of this circular.

The Board considers that the resolutions regarding the proposed re-election of the retiring Directors, the proposed Issuance and Resale Mandate, the proposed Repurchase Mandate, the proposed re-appointment of auditor, the proposed adoption of 2026 Share Incentive Plan, and the proposed revisions of continuing connected transactions (including (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement and the transactions thereunder (as applicable); and (ii) the proposed revision of the 2026 annual cap and the proposed adoption of the 2027 annual cap for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement and the transactions thereunder (as applicable)) are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

11.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or this circular misleading.

12.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

13.	MISCELLANEOUS

The English text of this circular shall prevail over the Chinese text in case of discrepancy.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Chairman of the Board, Executive Director, and acting Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

REVISION OF ANNUAL CAPS FOR CONTINUING CONNECTED TRANSACTIONS UNDER THE 2024 XIAOMI FRAMEWORK AGREEMENT AND REVISION OF CONTINUING CONNECTED TRANSACTIONS UNDER THE 2025 XIAOMI COOPERATION FRAMEWORK AGREEMENT

May 29, 2026

To the Independent Shareholders

Dear Sir or Madam:

We refer to the circular of the Company dated May 29, 2026 (the “Circular”), of which this letter forms a part. Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Circular.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders in respect of (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement and the transactions thereunder (as applicable) and (ii) the proposed revision of the 2026 annual cap and the proposed adoption of the 2027 annual cap for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement and the transactions thereunder (as applicable) (details of which are set out in the “Letter from the Board” in the Circular). Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

We wish to draw your attention to the “Letter from the Board” set out on pages 8 to 46 of the Circular and the “Letter from the Independent Financial Adviser” set out on pages 49 to 67 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered, among other things, the principal factors and reasons considered by the Independent Financial Adviser and its opinion as set out in the “Letter from the Independent Financial Adviser” in the Circular, we concur with the opinion of the Independent Financial Adviser and consider that (1)  the 2024 Xiaomi Framework Agreement and the proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated thereunder and (2) the 2025 Xiaomi Cooperation Framework Agreement and the proposed revised annual cap and/or proposed annual cap for the two years of 2026 and 2027 for the procurement of hardware equipment contemplated thereunder are on normal commercial terms or better, are entered into in the ordinary and usual course of business of the Group, and are in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favor of the ordinary resolutions to be proposed at the AGM to approve (1) the 2024 Xiaomi Framework Agreement and the proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services thereunder; and (2) the 2025 Xiaomi Cooperation Framework Agreement and the proposed revised annual cap and/or proposed annual cap for the two years of 2026 and 2027 for the procurement of hardware equipment thereunder.

Yours faithfully,
For and on behalf of the Independent Board Committee Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice from Somerley Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY CAPITAL LIMITED
20th Floor
China Building
29 Queen’s Road Central
Hong Kong

May 29, 2026

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

(1)	REVISION OF ANNUAL CAPS FOR CONTINUING CONNECTED TRANSACTIONS UNDER THE 2024 XIAOMI FRAMEWORK AGREEMENT AND

(2)	REVISION OF CONTINUING CONNECTED TRANSACTIONS UNDER THE 2025 XIAOMI COOPERATION FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the revision of the annual cap for the two years of 2026 and 2027 for the provision of cloud services contemplated under 2024 Xiaomi Framework Agreement; and (ii) the revision of the annual cap for the two years of 2026 and 2027 for the procurement of hardware equipment contemplated under 2025 Xiaomi Cooperation Framework Agreement, details of which are set out in the letter from the Board (“Letter from the Board”) of the circular of the Company dated May 29, 2026 (the “Circular”), of which this letter forms a part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

In relation to the 2024 Xiaomi Framework Agreement, due to the rapid business growth of the Group and the business demand from customers including Xiaomi Corporation increasing more than previously expected, the Board has resolved to revise the annual caps for the provision of cloud services by the Group to the Xiaomi Corporation for the two years of 2026 and 2027, while the annual caps for the remaining transactions under the 2024 Xiaomi Framework Agreement will remain unchanged.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In relation to the 2025 Xiaomi Cooperation Framework Agreement, as procurement demands have been increasing due to the rapid business growth of the Group, the Board has resolved to revise the annual cap for the procurement of hardware equipment for the period from July 29, 2025 to July 28, 2026.

As such, on April 23, 2026 (after trading hours), the Company entered into a supplemental agreement with Xiaomi to amend the 2025 Xiaomi Cooperation Framework Agreement, pursuant to which, the Company has agreed to purchase and Xiaomi has agreed to sell hardware equipment, with the term extended from July 29, 2025 to December 31, 2027.

As at the Latest Practicable Date, Xiaomi directly and indirectly holds a total of approximately 10.29% of the Shares, and is therefore a connected person of the Company (as defined in the Hong Kong Listing Rules). Accordingly, pursuant to Chapter 14A of the Hong Kong Listing Rules, the entering into of the 2024 Xiaomi Framework Agreement and the 2025 Xiaomi Cooperation Framework Agreement and their respective contemplated transactions constitute continuing connected transactions of the Company. As one or more of the applicable percentage ratios in respect of (i) the proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement and (ii) the proposed revised annual caps and/or proposed annual caps for the two years of 2026 and 2027 for the procurement of hardware equipment contemplated under the 2025 Xiaomi Cooperation Framework Agreement are more than 5%, the provision of cloud services contemplated under the 2024 Xiaomi Framework Agreement (including the proposed revised annual caps) and the procurement of hardware equipment (including the proposed annual caps) contemplated under the 2025 Xiaomi Cooperation Framework Agreement are subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules, respectively.

The Independent Board Committee, comprising all the independent non-executive Directors, namely Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, has been established to advise the Independent Shareholders in relation to (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services under the 2024 Xiaomi Framework Agreement and the transactions contemplated thereunder and (ii) the annual cap for 2026 and the proposed adoption of annual cap for 2027 for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement and the transactions contemplated thereunder (the “Non-exempt CCTs”). We, Somerley Capital Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in the same regard.

We are not associated with the Company, Xiaomi or their respective core connected persons or associates. In the past two years prior to this appointment, there was no engagement between the Group and us. Apart from normal professional fees paid or payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company, Xiaomi or their respective core connected persons or associates. We are of the view that they would not affect our independence and we are considered eligible to give independent advice on the Non-exempt CCTs and the proposed revised annual caps.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In formulating our opinion and advice, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Company, which we have assumed to be true, accurate and complete in all material aspects. We have reviewed the information of the Company, among other things, (i) the annual reports of the Company for the year ended December 31, 2025 (the “2025 Annual Report”); (ii) the announcement of the Company dated April 23, 2026 in relation to, among others, the Non-exempt CCTs (the “Announcement”); and (iii) other information contained in the Circular. We also have sought and received confirmation from the Company that no material facts have been omitted from the information supplied and opinions expressed to us were not misleading in any material aspects. We consider that the information we have received is sufficient for us to reach our opinion and give our advice and recommendation set out in this letter. We have no reason to believe that any material information has been omitted or withheld, or to doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Company, Xiaomi or any of their respective associates or any party acting, or presumed to be acting, in concert with any of them, nor have we carried out any independent verification of the information supplied. We have also assumed that all representations contained or referred to in the Circular were true at the time they were made and at the date of the Circular and will continue to be true up to the time of the AGM, and Shareholders will be informed of any material change as soon as possible.

PRINCIPAL FACTORS AND REASONS CONSIDERED

1.	Information of the parties

1.1.	Information of the Company

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, whose ADSs were listed on Nasdaq under the symbol “KC” on May 8, 2020 and whose Shares were listed on the Main Board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022.

The Company is a leading cloud service provider in China. With its full commitment to cloud services, it is dedicated to mobilizing its resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is the summary of the financial information of the Group for the years ended December 31, 2024 and 2025 as extracted from the 2025 Annual Report:

	For the year ended December 31,
	2025	2024
	RMB’000 (Audited)	RMB’000 (Audited)
Revenue
– Public cloud services	6,633,492	5,007,251
– Enterprise cloud services	2,925,127	2,777,777
– Others	–	152
	9,558,619	7,785,180
Gross profit	1,503,408	1,340,926
Loss for the year attributable to owners of the Company	(936,251)	(1,966,680)

For the years ended December 31, 2024 and 2025, the Group recorded a revenue of approximately RMB7,785.2 million and RMB9,558.6 million respectively, representing an increase of approximately 22.8%, mainly due to the strong demands from AI business and enterprise cloud projects increase. In particular, revenues from public cloud services were RMB6,633.5 million in 2025, representing an increase of 32.5% from RMB5,007.3 million in 2024, which was mainly attributable to the AI business growth. Revenues from enterprise cloud services were RMB2,925.1 million in 2025, representing an increase of 5.3% from RMB2,777.8 million in 2024, mainly driven by the increase of enterprise projects.

The Group’s gross profit for the years ended December 31, 2024 and 2025 amounted to RMB1,340.9 million and RMB1,503.4 million respectively, representing an increase of approximately 12.1%. As disclosed in the 2025 Annual Report, the gross profit margin of the Group decreased by 1.5 percentage points from 17.2% for the year ended December 31, 2024 to 15.7% for the year ended December 31, 2025. Such decreases were primarily because of increasing depreciation costs.

The Group’s loss attributable to owners of the Company for the years ended December 31, 2024 and 2025 amounted to approximately RMB1,966.7 million and RMB936.3 million respectively, representing a decrease of approximately 52.4%. Such decrease in loss was mainly attributable to (i) the increase of gross profit as mentioned above; and (ii) the absence of impairment of long-lived assets which amounted to approximately RMB919.7 million for the year ended December 31, 2024.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is the summary of the financial position of the Group as at December 31, 2024 and 2025 as extracted from the 2025 Annual Report:

	As at December 31,
	2025	2024
	RMB’000 (Audited)	RMB’000 (Audited)
Total assets	26,729,189	17,592,654
Total liabilities	17,416,155	12,087,334
Total equity	9,313,034	5,505,320

As at December 31, 2025, the Group’s total assets amounted to approximately RMB26.7 billion, mainly comprised of (i) property and equipment, net of approximately RMB10.1 billion; (ii) cash and cash equivalents of approximately RMB6.0 billion; (iii) goodwill of approximately RMB4.6 billion; and (iv) prepayments and other assets of approximately RMB2.7 billion. The property and equipment, net has increased significantly from RMB4.6 billion as at December 31, 2024 to RMB10.1 billion as at December 31, 2025, mainly due to the newly acquired servers related to AI business.

As at December 31, 2025, the Group’s total liabilities amounted to approximately RMB17.4 billion, mainly comprised of (i) borrowings of approximately RMB6.4 billion; (ii) accrued expenses and other current liabilities of approximately RMB3.2 billion; and (iii) amounts due to related parties of approximately RMB2.9 billion.

The Group’s total equity amounted increased from RMB5.5 billion as at December 31, 2024 to RMB9.3 billion as at December 31, 2025, mainly due to the issuance of ordinary shares in April, June and September 2025. The gearing ratio, representing total liabilities divided by total assets, was 65.2% as at December 31, 2025, compared with 68.7% as at December 31, 2024.

In our view, based on the above analysis, the Group has retained a satisfactory financial position.

1.2.	Information of Xiaomi

Xiaomi (a substantial shareholder of the Company) is a company with limited liability incorporated under the laws of the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Codes: 1810 (HKD counter) and 81810 (RMB counter)).

The Xiaomi Group is principally engaged in the research and development and sale of smartphones, IoT and lifestyle consumer products, the provision of internet services, innovative businesses such as the development, manufacture and sale of smart electric vehicles and artificial intelligence research and development, as well as investment holding, in the PRC and other countries or regions.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Reasons for and benefits of the Non-exempt CCTs

2.1	Reasons for and Benefits of the Proposed Revised Annual Caps of Cloud Services

As stated in the Letter from the Board of the Circular, the Group has maintained business cooperation with Xiaomi Corporation for more than a decade. The Group provides cloud services to Xiaomi Corporation, particularly public cloud services featuring high customer stickiness and strong growth potential, which will serve as a recurring revenue source for the Group alongside the business expansion of Xiaomi Corporation. Furthermore, supported by Xiaomi’s latest developments in innovative businesses, including its large-scale investment plan in the AI sector, the Group will be able to sustain and secure a stable revenue stream from Xiaomi Corporation’s growing demand for computing power services, thereby further improving the Group’s financial performance and enhancing overall Shareholder returns. In light of the above, the Company considers that the revision of the annual caps for the two years ending December 31, 2027 for the provision of cloud services under the 2024 Xiaomi Framework Agreement is beneficial to regulate the continuing connected transactions contemplated thereunder as such transactions will continue to facilitate the operation and growth of the Group’s business as a whole.

2.2	Reasons for and Benefits of the Proposed Revised Annual Caps of Hardware Equipment

As stated in the Letter from the Board of the Circular, as a cloud service provider, the Company requires a significant amount of hardware equipment to support its growing business and enhance its cloud service capabilities. In view of the long-term business relationship between the Group and the Xiaomi Corporation and their mutual familiarity with each other’s business and operations, procuring hardware equipment from the Xiaomi Corporation will enable the Group to fully leverage the infrastructure and equipment coverage owned by the Xiaomi Corporation, integrate Xiaomi’s advanced services and products with the Group’s products, promote the Group’s product innovation and business growth, and deepen the cooperation with the Xiaomi Corporation. In addition, as the terms and conditions for the procurement of products from Xiaomi Corporation are no less favorable to the Group than those for the procurement of products from other Independent Third Party service providers, entering into such transactions will enable the Group to obtain a stable and high-quality source of hardware equipment, and reduce the administrative expenses of the Group in procuring similar services from numerous providers, thereby further improving overall operational efficiency.

Taking into account the above and the fact that (i) the principal terms of the Non-exempt CCTs are on normal commercial terms (as discussed in the sections below); (ii) the transactions under the 2024 Xiaomi Framework Agreement could generate revenue to the Group and Xiaomi is a reliable long-term business partner of the Group; (iii) the transactions under the 2025 Xiaomi Cooperation Framework Agreement provide the Group with stable and reliable long-term hardware equipment; (iv) 2024 Xiaomi Framework Agreement and 2025 Xiaomi Cooperation Framework Agreement do not restrict the Group from selling/procuring goods/services to/from other customers/suppliers and offered the Group with flexibilities to conduct business with Xiaomi; and (v) the internal control measures in place to ensure that the Non-exempt CCTs are conducted in accordance with their terms and conditions (as discussed in the section headed “5. Internal control measure” below), we concur with the Directors that the Non-exempt CCTs, which are conducted in the ordinary and usual course of business of the Group, are in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.	2024 Xiaomi Framework Agreement

3.1.	Principal terms of the 2024 Xiaomi Framework Agreement

The following sets forth the principal terms of the 2024 Xiaomi Framework Agreement.

Date:	November 19, 2024

Parties:	(i) the Company; and (ii) Xiaomi

Term:	A term of three years from January 1, 2025 to December 31, 2027. The parties have agreed that, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, the agreement will be renewed with the consent of the parties.

Nature of the transactions:	In respect of the proposed revised annual caps for cloud services: The Group has agreed to provide cloud services to the Xiaomi Corporation, including but not limited to cloud storage, cloud computing, computing power services, comprehensive cloud solutions, and technical support, maintenance and upgrading services and other related or similar services.

Principle of the transactions:	The transactions under the 2024 Xiaomi Framework Agreement shall follow the principle of fairness and reasonableness and shall be conducted on normal commercial terms or better. The Group may, from time to time, enter into specific agreements with the Xiaomi Corporation to specify the details such as service fees, payment and settlement arrangements, sale price, interest rate and other specifications, provided that the principles in the 2024 Xiaomi Framework Agreement must be followed.

Pricing basis:	To ensure that the pricing under the 2024 Xiaomi Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, the price/service fees shall be no more favorable than those offered by the Group to Independent Third Parties, or no less favorable than those offered by Independent Third Parties to the Group and those offered by the Xiaomi Corporation to Independent Third Parties (as the case may be).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In respect of the proposed revised annual caps for cloud services:

The Company primarily charges public cloud service customers on a monthly basis based on usage volume and duration of use, and the Company adopts a predetermined formula and procedure for the pricing of all public cloud service customers (including Xiaomi Corporation and other Independent Third Party customers) (the “Cloud Service Pricing Policy”). The Cloud Service Pricing Policy has established a clearly structured pricing methodology for public cloud services to ensure that the terms are fair and commercially competitive.

The service fees for the cloud services payable by the Xiaomi Corporation shall be determined on an arm’s-length basis between the parties with reference to, among other things, the costs and expenses of such services, the transaction amount, the expected profit margin of the Group, the service price offered by the Group to other Independent Third Parties and the prevailing market prices of services with similar technical specifications and quantities.

3.2.	Our assessment of the terms of the 2024 Xiaomi Framework Agreement

The revision of the annual caps for the two years ending December 31, 2027 for the provision of cloud services under the 2024 Xiaomi Framework Agreement is to facilitate the operation and growth of the Group’s business as a whole, supported by Xiaomi’s latest developments in innovative businesses. Other terms of the 2024 Xiaomi Framework Agreement remained unchanged.

The Company primarily charges public cloud service customers on a monthly basis based on utilisation and duration of use, and the Company adopts a predetermined formula and procedure for the pricing of all public cloud services customers (including Xiaomi Corporation and other Independent Third Party customers) (i.e. the Cloud Services Pricing Policy). The Cloud Service Pricing Policy has established a clearly structured pricing methodology for public cloud services to ensure that the terms are fair and commercially competitive.

In assessing the terms of the 2024 Xiaomi Framework Agreement, we have obtained and reviewed, on randomly selected basis, a total of 3 sample contracts entered by the Group in respect of cloud services provided to the Xiaomi Corporation, and compared them to two contracts entered by the Group for similar services provided to Independent Third Parties. From our review, we noted that the prices for similar cloud services provided by the Group to Xiaomi Corporation were no less than those provided by the Group to Independent Third Parties. As the terms offered by the Group for each of the sample contracts were no less favorable to the Group than those offered to Independent Third Parties for similar services, we are of the view that the pricing basis of the 2024 Xiaomi Framework Agreement is fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.3.	Revision of annual cap for the 2024 Xiaomi Framework Agreement

The table below sets out the annual caps for the provision of cloud services under the 2024 Xiaomi Framework Agreement for the two years of 2025 and 2026, and the historical amounts for the year ended December 31, 2025 and for the period from January 1, 2026 to April 23, 2026:

	For the year ended December 31, 2025	For the year ending December 31, 2026
	RMB (million)	RMB (million)
Fees payable by the Xiaomi Corporation in respect of cloud services
Historical transaction amounts	2,255.2	749.1(Note)
Original annual cap amounts	2,309.8	3,138.3
Utilisation rates	97.6%	23.9%

Note: The actual transaction amounts for the year ending December 31, 2026 represent the amounts for the period from January 1, 2026 to April 23, 2026.

The following table sets out the existing and proposed revised annual caps for the provision of cloud services under the 2024 Xiaomi Framework Agreement for the two years of 2026 and 2027:

	For the year ending December 31, 2026	For the year ending December 31, 2027
	RMB (million)	RMB (million)
Fees payable by the Xiaomi Corporation in respect of cloud services
Original annual caps	3,138.3	4,035.1
Proposed revised annual caps	4,000.0	6,000.0

As set out in the Letter from the Board, the above proposed revised annual caps for the fees payable by the Xiaomi Corporation in respect of the cloud services for the two years ending December 31, 2027 are determined with reference to, among other things, the following factors, with an additional buffer of a certain percentage on top to provide for operational flexibility and cater for any potential increment in the transaction volume: (i) continuous growth in demand for cloud services from the Xiaomi Corporation; (ii) historical transaction amounts and recent growth rate; (iii) long-term and stable cooperative relationship; and (iv) fair market rates for similar services.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

To assess the fairness and reasonableness of the proposed revised annual caps for the two years ending December 31, 2027, we have reviewed the calculation provided by the Company. We noted that the proposed annual caps for the year ending December 31, 2026 of RMB4,000 million represents an increase of approximately 77.4% as compared to the actual transaction amount for the year ended December 31, 2025 of approximately RMB2,255.2 million, and the proposed annual cap for the year ending December 31, 2027 of RMB6,000 million represents an increase of 50.0% as compared to the proposed annual caps for the year ending December 31, 2026.

As discussed with the Company’s management, Xiaomi has experienced rapid growth in demand, underpinned by its substantial R&D investments. According to Xiaomi’s 2025 annual report, Xiaomi recorded revenue and adjusted net profit of approximately RMB457.3 billion and RMB39.2 billion for 2025, representing increases of approximately 25.0% and 43.8% year-over-year, respectively. Its R&D expenditure in 2025 amounted to approximately RMB33.1 billion, representing an increase of approximately 37.8% as compared to that for the previous year. The cumulative R&D expenses of Xiaomi over the next five years from 2026 to 2030 are expected to exceed RMB200 billion. Furthermore, Xiaomi plans to invest approximately RMB60 billion in the AI field over the next three years, with annual investment in AI and embodied intelligence-related areas expected to exceed RMB16 billion in 2026.

The Group is well-positioned to support Xiaomi’s growing needs by providing highly scalable and reliable cloud computing and AI infrastructure services. These services are critical for Xiaomi’s large-scale deployment of innovative businesses, including large model training and inference workloads, robotics, and smart electric vehicles. This collaboration also creates strong synergies with Xiaomi’s Smartphones × AIoT and Smart EVs, AI and other new initiatives business strategies. Accordingly, it is reasonable for the Group to expect continued growth in cloud service demand from Xiaomi.

Secondly, the utilisation rate of the existing annual cap for cloud services provided by the Group to Xiaomi reached approximately 97.6% for the year ended December 31, 2025. In addition, the transaction amount grew significantly, recording a year-on-year increase of approximately 46.7% in 2024 compared to 2023, approximately 77.0% in 2025 compared to 2024, corresponding to a two-year compound annual growth rate of approximately 61.2%. Such transaction continued to increase significantly and recorded an approximately 81.4% increase for the period from January 1, 2026 to April 23, 2026 compared to the corresponding period in 2025. These figures demonstrate Xiaomi’s strong and sustained demand for the Group’s cloud services, and support the expected growth rates as represented by the proposed annual caps for the years ending December 31, 2026 and 2027 of approximately 77.4% and 50.0% as compared to that for the respective previous year. Considering the high utilisation of the annual cap for the year ended December 31, 2025, the strong growth in Xiaomi’s business and its deepened cooperation with the Group, we concur with the Management that the proposed revised annual caps, including its expected growth represent a reasonable estimation with a moderate buffer for operational flexibility.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Furthermore, the Group maintains a long-term and stable cooperative relationship with Xiaomi. This partnership enables the Group to better understand and customize its services to meet Xiaomi’s evolving needs. Driven by mutual commercial interests, the long-term collaboration generates unique and powerful synergies, which enhance the core competitiveness and competitive advantages of both parties in product development and cloud service provision. However, as set out in the Letter from the Board, the Group maintains a diversified customer base across a wide range of industries and is able to provide similar services to Independent Third Party customers, the expected increase in cooperation with Xiaomi is primarily driven by the expansion of Xiaomi’s business and demands. For the year ended December 31, 2025, actual transaction amount of fees payable by Xiaomi Corporation in respect of cloud services represent approximately 23.6% of the total revenue of the Group. The Group expects the contribution from Xiaomi Corporation as a percentage of the Group’s total revenue to remain within a reasonable range for the years ending December 31, 2026 and 2027.

In addition, the Company has considered the historical growth of the cloud services market in China. According to the Wind Financial Terminal, the cloud service market in China recorded a compound annual growth rate (CAGR) of approximately 35.3% over the five-year period from 2019 to 2024.

Based on the above, we are of the view that the revision of annual cap under the 2024 Xiaomi Framework Agreement was determined based on reasonable estimation and after due and careful consideration. Taking into account the fact that the transactions under the 2024 Xiaomi Framework Agreement will be conducted on normal commercial terms and on non-exclusive basis, the revision of annual cap provides the Group with flexibility, but not obligation, to conduct business with Xiaomi Cooperation, we are of the view that such revision of annual cap is fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	2025 Xiaomi Cooperation Framework Agreement

4.1.	Principal terms of the 2025 Xiaomi Cooperation Framework Agreement

A summary of the principal terms of the 2025 Xiaomi Cooperation Framework Agreement in relation to the hardware equipment (as supplemented by the supplemental agreement to the 2025 Xiaomi Cooperation Framework Agreement) is set out below:

Date:	July 29, 2025

Parties:	(i) the Company; and (ii) Xiaomi

Duration:	The procurement term for hardware equipment is from July 29, 2025 to December 31, 2027.

The parties have agreed that the term of the transactions will, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, be renewed with the consent of the parties.

Nature of transactions:	For the scope of transactions to be conducted from time to time under the 2025 Xiaomi Cooperation Framework Agreement, please refer to the announcements of the Company dated July 29, 2025 and April 23, 2026.

In respect of the procurement of hardware equipment: The Xiaomi Corporation has agreed to sell hardware equipment to the Group, including but not limited to switches and other network hardware equipment and other hardware equipment.

Transaction principles:	The transactions under the 2025 Xiaomi Cooperation Framework Agreement shall follow the principle of fairness and reasonableness and shall be conducted on normal commercial terms or better. The Group may, from time to time, enter into specific agreements with the Xiaomi Corporation to specify the details of the transactions such as the service fees or the purchase price (as the case may be), the payment schedule, the settlement arrangement and other specifications, provided that the principles in the 2025 Xiaomi Cooperation Framework Agreement must be followed.

Pricing basis:	To ensure the pricing under the 2025 Xiaomi Cooperation Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, the fees payable by the Group shall be no less favorable than those offered by Independent Third Parties to the Group and those offered by Xiaomi Corporation to Independent Third Parties. Specifically:

In respect of the procurement of hardware equipment: The purchase price payable by the Group shall be determined on an arm’s-length basis between the parties with reference to, among others, the type and specification of the devices, the procurement quantity, and the then prevailing market prices for the hardware devices with similar technical specifications and quantities.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For the purpose of determining the market price, the Group will seek quotations from at least two other Independent Third Party providers before entering into any purchase order or procurement agreement with the Xiaomi Corporation under the 2025 Xiaomi Cooperation Framework Agreement. The Group will only enter into any specific agreement under the 2025 Xiaomi Cooperation Framework Agreement if the quotation from the Xiaomi Corporation is more favorable to the Group than those from the relevant Independent Third Party providers.

4.2	Our assessment of the terms of the 2025 Xiaomi Cooperation Framework Agreement

The revision of the annual cap for the procurement of hardware equipment for the period from July 29, 2025 to July 28, 2026 and the extension of the procurement term for hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement to December 31, 2027 is to facilitate the increase in procurement demands due to the rapid and continuous business growth of the Group. Other terms of the 2025 Xiaomi Cooperation Framework Agreement in respect of the procurement of hardware equipment remained unchanged. The purchase price payable by the Group in respect of hardware equipment provided by Xiaomi Corporation shall be determined on an arm’s-length basis between the parties with reference to, among others, the type and specification of the devices, the procurement quantity, and the then prevailing market prices for the hardware devices with similar technical specifications and quantities.

In assessing the terms of the hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement, we have obtained and reviewed the contract entered by the Group in respect of hardware equipment provided by the Xiaomi Corporation, and compared them to two contracts entered by the Group for similar products provided by Independent Third Parties. From our review, we noted that the price for hardware equipment provided by Xiaomi Corporation to the Group was no more than those of similar hardware equipment provided by Independent Third Parties to the Group. As the terms offered to the Group for each of the sample contracts were no less favorable to the Group than those offered by Independent Third Parties for similar products, we are of the view that the pricing basis of the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement is fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.3	Proposed revised annual caps for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement

The table below sets out the annual caps for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement for the period from July 29, 2025 to July 28, 2026, and the historical amounts for the period from July 29, 2025 to December 31, 2025 and for the period from January 1, 2026 to April 23, 2026:

	For the period from July 29, 2025 to December 31, 2025	For the period from January 1, 2026 to July 28, 2026
	RMB (million)	RMB (million)
Fees payable by the Group to the Xiaomi Corporation for hardware equipment
Historical transaction amounts	29.6	0(Note)
Original annual cap amounts	33.5	6.7
Utilisation rates	88.4%	0%

Note: The actual transaction amounts represent the amounts for the period from January 1, 2026 to April 23, 2026.

The table below sets out the existing and proposed revised annual caps for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement for the period from January 1, 2026 to July 28, 2026, and the proposed annual cap for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement for the year 2027:

	For the year ending December 31, 2026	For the year ending December 31, 2027
	RMB (million)	RMB (million)
Fees payable by the Group to the Xiaomi Corporation for hardware equipment
Original annual caps	6.7(Note)	N/A
Proposed revised annual caps	1,000.0	1,500.0

Note: It represents the original cap for the period from January 1, 2026 to July 28, 2026.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the Letter from the Board, the proposed revised annual cap for the year 2026 and the proposed annual cap for the year 2027 in relation to the procurement of hardware equipment are determined with reference to, among other things: (i) the historical transaction amount for the year ended December 31, 2025, and the utilization rate of the existing annual cap for the hardware equipment provided by Xiaomi Corporation to the Group was approximately 88.4%; (ii) the types and technical specifications of the hardware equipment to be procured from the Xiaomi Corporation; (iii) the continuous growth in the Group’s cloud services business volume provided to Xiaomi, driving a significant increase in the demand for hardware equipment procurement. Given the deepening cooperation between the Group and Xiaomi Corporation in the cloud computing field, with Xiaomi being a major cloud service customer of the Group, its business growth directly drives an increase in the Group’s demand for cloud infrastructure. In order to support the complementary partnership between the two parties, the Group plans to increase its procurement of competitively priced hardware equipment from Xiaomi, to more efficiently meet the expansion needs of Xiaomi’s cloud business. It is expected that the fees payable for the procurement of hardware equipment in 2026 will be approximately RMB930 million, and the Group’s demand for such procurement is expected to continue its growth trend in 2027; (iv) the relevant planned business schedule for the Group’s deployment and operation of hardware equipment; (v) the prevailing market prices of similar equipment. The Board has also taken into account the expected increase in the prices of hardware equipment. Based on market research, the prices of hardware equipment are expected to increase significantly due to strong demand for AI infrastructure. This is expected to result in an increase in the unit price of hardware equipment procured by the Group; and (vi) the pricing principles agreed upon by the parties under the 2025 Xiaomi Cooperation Framework Agreement. Accordingly, the proposed revised annual cap and/or the proposed annual cap have been determined taking into account both the expected increase in procurement volume and the anticipated rise in unit prices of hardware equipment, which together result in a substantial increase in the estimated transaction amounts as compared to the historical levels.

To assess the fairness and reasonableness of the proposed revised annual caps for the two years ending December 31, 2027, we have reviewed the calculation provided by the Company. We noted that the proposed annual caps for the year ending December 31, 2026 of RMB1,000 million represents a significant increase of approximately RMB970.4 million as compared to the actual transaction amount for the year ended December 31, 2025 of approximately RMB29.6 million, and the proposed annual cap for the year ending December 31, 2027 of RMB1,500 million represents an increase of 50.0% as compared to the proposed annual caps for the year ending December 31, 2026.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As discussed with the Company’s management, Xiaomi has experienced rapid growth in demand, underpinned by its substantial R&D investments. According to Xiaomi’s 2025 annual report, Xiaomi recorded revenue and adjusted net profit of approximately RMB457.3 billion and RMB39.2 billion for 2025, representing increases of approximately 25.0% and 43.8% year-over-year, respectively. Its R&D expenditure in 2025 amounted to approximately RMB33.1 billion, representing an increase of approximately 37.8% as compared to that for the previous year. Furthermore, Xiaomi plans to invest approximately RMB60 billion in the AI field over the next three years, with annual investment in AI and embodied intelligence-related areas expected to exceed RMB16 billion in 2026. As discussed in the section headed “3.3. Revision of annual cap for the 2024 Xiaomi Framework Agreement” above, the transaction amounts for the provision of cloud services under the 2024 Xiaomi Framework Agreement for the two years of 2026 and 2027 is expected to increase significantly by approximately 77.4% and 50.0%, respectively. As a cloud service provider, the Company requires a significant amount of hardware equipment to support its growing business and enhance its cloud service capabilities.

In addition to the expected increase in demand for hardware equipment to support Xiaomi’s growing demand for the Group’s cloud services, the Group also expects its demand for hardware equipment to increase in view of its organic business growth. As discussed in the section headed “1.1 Information of the Company” above, for the years ended December 31, 2024 and 2025, the Group recorded a revenue of approximately RMB7,785.2 million and RMB9,558.6 million respectively, representing an increase of approximately 22.8%, mainly due to the strong demands from AI business and enterprise cloud projects increase. Furthermore, as disclosed in the annual report of the Company for the year ended December 31, 2024 and the 2025 Annual Report, the aggregate amount of electronic equipment, office equipment and fixtures, data center machinery and equipment (before deducting accumulated depreciation) of the Group amounted to approximately RMB5.8 billion, RMB9.5 billion and RMB16.7 billion as at December 31, 2023, 2024 and 2025, respectively, representing increases of approximately 62.7% and 76.3% respectively as compared to the end of the respective preceding year. These figures demonstrate the Group’s strong and sustained demand for hardware equipment to support its business growth. The utilisation rate of the existing annual cap for hardware equipment provided by Xiaomi to the Group reached approximately 88.4% for the year ended December 31, 2025 with the transaction amount of approximately RMB29.6 million, and the existing annual caps of approximately RMB6.7 million for the year ending December 31, 2026 is considered insufficient.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given the deepening cooperation between the Group and Xiaomi Corporation in the cloud computing field, with Xiaomi being a major cloud service customer of the Group, its business growth directly drives an increase in the Group’s demand for cloud infrastructure. In order to support the complementary partnership between the two parties, the Group plans to increase its procurement of competitively priced hardware equipment from Xiaomi, to more efficiently meet the expansion needs of Xiaomi’s cloud business. On the basis that the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement will be conducted on normal commercial terms, we concur with the Management that the proposed annual caps will enable the Group to enhance its collaboration with Xiaomi by increasing its procurement of hardware equipment from Xiaomi in place of other suppliers. This arrangement will enable the Group to obtain a stable and high-quality source of hardware equipment and is expected to create mutual benefits, and is in the interests of the Company as a whole.

On the other hand, the Company also expect the prices of hardware equipment to increase significantly due to strong demand of AI infrastructure. According to Gartner, a global research and advisory firm, spending on AI network architectures is projected to surpass general-purpose data center networking in 2026 and more than double by 2029. For example, switch prices are expected to increase by 15% to 40% due to the shortage of supply and the lead times will extend from one to two months in mid-2025 to three to nine months. Although supply pressures are expected to ease around the middle of next year, prices are expected to remain high.

Based on the above, in particular (i) the expected increase in the Group’s demand for hardware equipment to support its business expansion and the business growth of Xiaomi Corporation; (ii) the expected increase in collaboration with Xiaomi; and (iii) the expected increase in hardware prices, we are of the view that the revision of annual cap for the year ending December 31, 2026 and the proposed annual cap for the year ending December 31, 2027 in respect of the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement was determined based on reasonable estimation and after due and careful consideration. Taking into account the fact that the revision of annual cap provides the Group with flexibility, but not obligation, to conduct business with Xiaomi Cooperation, we are of the view that such annual caps are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.	Internal control measures

The Company has established a comprehensive internal control system and adopted various internal control measures to ensure that the Non-exempt CCTs are conducted in accordance with their terms and conditions. Details of the internal control measures of the Group are set out in the sections headed “INTERNAL CONTROL MEASURES” in the Letter from the Board. As we have obtained and reviewed (i) the sample contracts entered between the Company and Xiaomi in respect of cloud services pursuant to the 2024 Xiaomi Framework Agreement and the comparable transactions with Independent Third Parties; and (ii) the sample contract entered between the Company and Xiaomi in respect of hardware equipment pursuant to the 2025 Xiaomi Cooperation Framework Agreement and the relevant quotations for these connected transactions and conducts periodic reviews to ensure ongoing compliance with the agreed pricing policy, we are of the view that the Company’s internal control measures are sufficient to safeguard the interests of the Shareholders.

In addition, pursuant to Rules 14A.55 to 14A.59 of the Listing Rules, the Non-exempt CCTs are subject to the following annual review requirements:

(a)	the independent non-executive Directors must review the Non-exempt CCTs every year and confirm in the annual report that the transactions have been entered into:

(i)	in the ordinary and usual course of business of the Group;

(ii)	on normal commercial terms or better; and

(iii)	according to the agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(b)	the Company’s auditors must provide a letter to the Board confirming whether anything has come to their attention that causes them to believe that the Non-exempt CCTs:

(i)	have not been approved by the Board;

(ii)	were not, in all material respects, in accordance with the pricing policies of the Group;

(iii)	were not entered into, in all material respects, in accordance with the relevant agreements governing them; and

(iv)	have exceeded the relevant annual cap;

(c)	the Company must allow, and ensure that the counterparties to the Non-exempt CCTs allow, the Company’s auditors sufficient access to their records for the purpose of the reporting on the Non-exempt CCTs; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(d)	the Company must promptly notify the Stock Exchange and publish an announcement if the independent non-executive Directors and/or auditors of the Company cannot confirm the matters as required. The Stock Exchange may require the Company to re-comply with the announcement and Shareholders’ approval requirements and may impose additional conditions.

In light of the reporting requirements attached to the Non-exempt CCTs, in particular, (i) the restriction of the transaction value by way of annual cap; and (ii) the ongoing review by the independent non-executive Directors and auditors of the Company of the terms of the relevant agreements in relation to the Non-exempt CCTs and the proposed annual cap not being exceeded, we are of the view that appropriate measures will be in place to govern the conduct of the Non-exempt CCTs and assist in safeguarding the interests of the Company and the independent Shareholders as a whole.

OPINION AND RECOMMENDATIONS

Having taken into account the above principal factors and reasons, we consider that (i) the proposed revision of the annual caps for the two years of 2026 and 2027 for the provision of cloud services under the 2024 Xiaomi Framework Agreement and the transactions contemplated thereunder (if applicable) and (ii) the annual cap for 2026 and the proposed adoption of annual cap for 2027 for the procurement of hardware equipment under the 2025 Xiaomi Cooperation Framework Agreement and the transactions contemplated thereunder, are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

Yours faithfully,
for and on behalf of
SOMERLEY CAPITAL LIMITED
Calvin Leung
Director

Mr. Calvin Leung is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of Somerley Capital Limited, which is licensed under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. He has over 21 years of experience in the corporate finance industry.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Hong Kong Listing Rules, details are provided below of Mr. Qu Heng (“Mr. Qu”), Mr. Zhang Duo (“Mr. Zhang”) and Ms. Qu Jingyuan (“Ms. Qu”) as the retiring Directors being eligible and thereby offering themselves for re-election at the AGM.

(1)	MR. QU HENG

Position and experience

Mr. Qu Heng, aged 44, has served as a non-executive Director since March 2026.

Mr. Qu is currently a vice president and chairman of the group technology committee of Xiaomi Corporation (HKEx: 1810 (HKD counter) and 81810 (RMB counter)). He joined Xiaomi Corporation in 2010 and served as the general manager of the ecosystem department of Xiaomi Corporation from 2018 to 2023. Prior to this, he served successively as an engineer, development manager, and project manager of Beijing Kingsoft Corporation Limited from 2005 to 2010.

Mr. Qu graduated from the department of computer science and engineering of Beihang University (北京航空航天大學) in 2003 and received a master’s degree in computer science and engineering from Harbin Institute of Technology (哈爾濱工業大學) in 2013.

Save as disclosed above, Mr. Qu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, and does not hold any other positions in the Company or its subsidiaries or consolidated affiliated entities.

Length of Service

Pursuant to the director agreement entered into between the Company and Mr. Qu, his initial term of office is three years commencing from the signing of the director agreement. Concurrent to the term of his director’s agreement, he is subject to retirement and eligible for re-election at the AGM in accordance with the Articles of Association.

Relationships

Save as disclosed in this circular, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Qu did not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Qu was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s Emoluments

Mr. Qu does not receive any director’s fee, in his capacity as a non-executive Director.

Other Information and Matters that Need to be Disclosed or Brought to the Attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Qu that needs to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Qu that need to be brought to the attention of the Shareholders.

(2)	MR. ZHANG DUO

Position and experience

Mr. Zhang Duo, aged 41, has served as a non-executive Director since June 2025.

Mr. Zhang has served as the general manager of infrastructure technology platform department and head of the artificial intelligence platform department of Xiaomi Corporation (HKEx: 1810 (HKD counter) and 81810 (RMB counter)) since September 2024. He joined Xiaomi Corporation in 2016 and served successively as head of the storage platform department, head of infrastructure components department and the chairman of the open-source committee. From May 2021 to August 2024, he served as head of the infrastructure Research & Development department and the principal architect of Sensors Network Technology (Beijing) Co., Ltd.

Mr. Zhang received his master’s degree and bachelor’s degree in Computer Science and Technology from Tsinghua University in 2010 and 2007, respectively.

Save as disclosed above, Mr. Zhang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, and does not hold any other positions in the Company or its subsidiaries or consolidated affiliated entities.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Length of Service

Pursuant to the director agreement entered into between the Company and Mr. Zhang, his initial term of office is three years commencing from the signing of the director agreement. Concurrent to the term of his director’s agreement, he is subject to retirement and eligible for re-election at the AGM in accordance with the Articles of Association.

Relationships

Save as disclosed in this circular, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhang did not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhang was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s Emoluments

Mr. Zhang does not receive any director’s fee, in his capacity as a non-executive Director.

Other Information and Matters that Need to be Disclosed or Brought to the Attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Zhang that needs to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Zhang that need to be brought to the attention of the Shareholders.

(3)	MS. QU JINGYUAN

Position and experience

Ms. Qu Jingyuan, aged 53, was appointed as an independent non-executive Director on April 14, 2022.

Ms. Qu has been the founding partner of Dajishi (Beijing) Technology Co., Ltd. (大技獅 (北京)科技有限公司) since December 2019. Prior to that, Ms. Qu worked at Matrix Partners China (經緯創投(北京)投資管理顧問有限公司) as a director from May 2015 to May 2017 and a capital market consultant from May 2017 to March 2021. Between March 2007 and May 2015, Ms. Qu was the director and deputy general manager at Baofeng Group Co., Ltd. (暴風集團股份有限公司) and was responsible for its financial reporting. She served as the manager of financial department and the financial director between March 2000 and August 2006 at Beijing Kingsoft Software Co., Ltd. (北京金山軟件有限公司). From February 2017 to April 2022, Ms. Qu served as an independent non-executive director of Kingsoft Office (SSE STAR Market: 688111), a public company listed on Shanghai Stock Exchange and served as an independent non-executive director of Chengdu Xgimi Technology Co., Ltd. (成都極米科技股份有限公司) (SSE STAR Market: 688696), a public company listed on Shanghai Stock Exchange from June 2019 to April 2021. Ms. Qu has appropriate accounting and related financial management expertise as required under Rule 3.10(2) of the Hong Kong Listing Rules.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Ms. Qu obtained the accounting qualification certificate conferred by Ministry of Finance of PRC in May 1996. Ms. Qu received her bachelor’s degree in accounting from Shandong Technology and Business University (山東工商學院) in July 1993 and the degree of EMBA from China Europe International Business School (中歐國際工商學院) in October 2013.

Save as disclosed above, Ms. Qu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, and does not hold any other positions in the Company or its subsidiaries or consolidated affiliated entities.

Length of Service

Pursuant to the director agreement entered into between the Company and Ms. Qu, her term of office is three years commencing from the signing of the director agreement. Concurrent to the term of her director’s agreement, she is subject to retirement and eligible for re-election at the AGM in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Qu did not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Qu was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Director’s Emoluments

Ms. Qu is entitled to receive an annual director’s fee of US$50,000 per annum, in her capacity as an independent non-executive Director.

Other Information and Matters that Need to be Disclosed or Brought to the Attention of the Shareholders

As far as the Directors are aware, there is no information of Ms. Qu that needs to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Ms. Qu that need to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Hong Kong Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share/ADS and/or earnings per Share/ADS. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, giving due regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any Shares and/or ADSs and they would only exercise the power to do so under circumstances where they consider that doing so would be in the best interests of the Company and the Shareholders as a whole.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,531,784,801 Shares. Subject to the passing of the ordinary resolution set out in item 8 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 4,531,784,801 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 453,178,480 Shares, representing 10% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association, the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES AND INTERIM MEASURES

There may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2025) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Shares or ADSs, the Company may cancel any repurchased Shares and/or hold them as treasury shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company are advised to pay attention to any announcement to be published by the Company in the future, including but without limitation, any relevant next day disclosure return (which shall identify, amongst others, the number of repurchased shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any treasury shares of the Company deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company shall, upon approval by the Board implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation):

(i)	procuring its broker not to give any instructions to HKSCC to vote at general meetings for the treasury shares deposited with CCASS;

(ii)	in the case of dividends or distributions (if any and where applicable), withdrawing the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the relevant record date for the dividend or distributions; or

(iii)	taking any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury shares.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Kingsoft Corporation Limited (“Kingsoft Corporation”), which is a company listed on the Main Board (HKEX: 3888) was interested in 1,492,621,584 ordinary long position Shares, representing approximately 32.94% of the total issued share capital of the Company.

On the basis that (i) the total issued share capital of the Company (being 4,531,784,801 Shares) remains unchanged as at the date of the AGM; and (ii) the shareholding of Kingsoft Corporation in the Company (being 1,492,621,584 Shares) remains unchanged immediately after the full exercise of the Repurchase Mandate, in the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the relevant ordinary resolution to be proposed at the AGM, the shareholding interest of Kingsoft Corporation in the issued Shares would be increased to approximately 36.60% of the total issued share capital of the Company. The Directors do not have any present intention to exercise the proposed Repurchase Mandate to such an extent as would give rise to such an obligation.

In addition, the Directors do not have any intention to exercise the proposed Repurchase Mandate to the effect that it will result in the public float to fall below 25% or such other minimum percentage prescribed by the Hong Kong Listing Rules from time to time.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Hong Kong Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the power of the Company to make repurchases of Shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands. In addition, the Company has confirmed that neither the Explanatory Statement nor the proposed share repurchase has any unusual features.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

The highest and lowest prices at which the Shares were traded on the Hong Kong Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2025
May	8.180	6.100
June	7.270	5.870
July	8.830	6.140
August	8.160	7.060
September	9.450	7.040
October	8.430	6.280
November	6.700	5.770
December	6.530	5.450

2026
January	8.130	5.440
February	8.100	6.230
March	8.180	5.970
April	9.750	7.020
May (up to and including the Latest Practicable Date)	9.080	6.840

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

No repurchase of Shares or ADSs has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Hong Kong Stock Exchange or otherwise).

APPENDIX III	DETAILS OF THE PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Details of the proposed amendments to the Articles of Association are set out as follows:

Currently in force		Proposed to be amended as
No.	Memorandum of Association	No.	Memorandum of Association
2. (1)	In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.	2. (1)	In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

	WORD MEANING		WORD MEANING

{ (Newly added)

“Communication  shall mean video,
Facilities”               video-conferencing,

internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communication, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other and all members’ rights to speak and vote at the meeting are maintained.

{ (Newly added)

“Person” shall mean any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires.

APPENDIX III	DETAILS OF THE PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Memorandum of Association	No.	Memorandum of Association

“Present”                 shall mean, in respect of any Person, such Person’s presence at a general meeting of members, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities.

{

(Newly added)

“Virtual                    shall mean any general

Meeting”                 meeting of the members at which the members and any other permitted participants of such meeting (including, without limitation, the Chairman of such meeting and any Directors) are permitted to attend and participate solely by means of the Communication Facilities.

APPENDIX III	DETAILS OF THE PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Memorandum of Association	No.	Memorandum of Association
11. (a)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third in nominal value or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum);	11. (a)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third in nominal value or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not ~~presentPresent~~, those Members who are ~~presentPresent~~ shall form a quorum);
11. (c)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.	11. (c)	any holder of shares of the class ~~present~~ Present ~~in person or by proxy or authorised representative~~ may demand a poll.
59A.

(Newly added)

(A) The Directors may make Communication Facilities available for a specific general meeting or all general meetings of the Company so that Members and other participants may attend and participate at such general meetings by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The Persons’ participation in such a meeting shall constitute presence at such meetings and shall be counted in the quorum of the meeting and entitled to vote at the meeting shall be duly constituted and its proceedings valid provided that the Chairman is satisfied that adequate Communication Facilities are available throughout the meeting to ensure that Members are able to participate in the business for which the meeting has been convened.

APPENDIX III	DETAILS OF THE PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Memorandum of Association	No.	Memorandum of Association

(B) Where Members participating in a meeting by means of Communication Facilities, a failure (for any reason) of the Communication Facilities or communication equipment, the inability of one or more Members or proxies to access, or continue to access, the Communication Facilities despite adequate Communication Facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting.

(C) If it appears to the Chairman that:

(i) Communication Facilities being made available by the Company become inadequate or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of the meeting at these Articles;

(ii) it is not possible to ascertain the view of those Present or to give all Persons entitled to do so a reasonable opportunity to speak, communicate and/or vote at the meeting; or

(iii) there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then, without prejudice to any other power which the Chairman may have under these Articles or at common law, the Chairman may, at his/her discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for an indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

APPENDIX III	DETAILS OF THE PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Memorandum of Association	No.	Memorandum of Association
(D) All Persons seeking to attend and participate in a meeting by means of Communication Facilities shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 59A.(C), any inability of a Person or Persons to attend or participate in a general meeting by way of Communication Facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.
60. (1) (b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote and present at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.	60. (1) (b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote and ~~presentPresent~~ at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.
60. (2)	The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors.	60. (2)	The notice shall specify the time and place (which in the case of a Virtual Meeting, includes a virtual place) of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors.
62. (2)

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two

(2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

		62. (2)	No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is ~~presentPresent~~ at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and ~~presentPresent in person or by proxy or (in the case of a Member being a corporation)~~ by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

APPENDIX III	DETAILS OF THE PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Memorandum of Association	No.	Memorandum of Association
63.	If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.	63.	If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not ~~presentPresent~~, the meeting shall stand adjourned to the same day in the next week at the same time and place (which in the case of a Virtual Meeting, includes a virtual place) or to such time and place (which in the case of a Virtual Meeting, includes a virtual place) as the Board may determine. If at such adjourned meeting a quorum is not ~~presentPresent~~ within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.
64.	The Chairman of the Board shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and entitled to vote shall elect one of their number to be chairman.	64.	The Chairman of the Board shall preside as chairman at every general meeting. If at any meeting the chairman is not ~~presentPresent~~ within fifteen minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors ~~presentPresent~~ shall choose one of their number to act, or if one Director only is ~~presentPresent~~ he shall preside as chairman if willing to act. If no Director is ~~presentPresent~~, or if each of the Directors ~~presentPresent~~ declines to take the chair, or if the chairman chosen shall retire from the chair, the Members ~~presentPresent in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy~~ and entitled to vote shall elect one of their number to be chairman.
65.	The chairman may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.	65.	The chairman may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned meeting shall be given specifying the time and place (which in the case of a Virtual Meeting, includes a virtual place) of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

APPENDIX III	DETAILS OF THE PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Memorandum of Association	No.	Memorandum of Association
67.	Subject to any rights or restrictions attached to any shares, at any general meeting (a) every Member present in person (or, in the case of a Member being a corporation, by its duly authorised representative) or by proxy shall have the right to speak; (b) on a show of hands every Member present in any such manner shall have one vote; and (c) on a poll every Member present in any such manner shall have one vote for every Share of which they are the holder, except where the Member is required, by the Hong Kong Listing Rules, to abstain from voting to approve the matter under consideration. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless voting by way of a poll is required by the rules of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:	67.	Subject to any rights or restrictions attached to any shares, at any general meeting (a) every Member ~~presentPresent in person (or, in the case of a Member being a corporation, by its duly authorised representative) or by proxy~~ shall have the right to speak; (b) on a show of hands every Member ~~presentPresent~~ in any such manner shall have one vote; and (c) on a poll every Member ~~presentPresent~~ in any such manner shall have one vote for every Share of which they are the holder, except where the Member is required, by the Hong Kong Listing Rules, to abstain from voting to approve the matter under consideration. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member ~~presentPresent in person (or being a corporation, is present by a duly authorised representative), or by proxy~~ shall have one vote and on a poll every Member ~~presentPresent in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative~~ shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless voting by way of a poll is required by the rules of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

	(a) by the chairman of such meeting; or
			(a) by the chairman of such meeting; or

APPENDIX III	DETAILS OF THE PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Memorandum of Association	No.	Memorandum of Association

(b) by at least three Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and representing not less than one tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right; or

(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting.

(b) by at least three Members ~~presentPresent in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy~~ for the time being entitled to vote at the meeting; or

(c) by a Member or Members ~~presentPresent in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy~~ and representing not less than one tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members ~~presentPresent in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy~~ and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right; or

(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting.

70.	A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.	70.	A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets or by electronic voting) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place (which in the case of a Virtual Meeting, includes a virtual place) as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

APPENDIX III	DETAILS OF THE PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Currently in force		Proposed to be amended as
No.	Memorandum of Association	No.	Memorandum of Association
75.	Where there are joint holders of any share any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.	75.	Where there are joint holders of any share any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be ~~presentPresent~~ at any meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.
85. (1)	Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.	85. (1)	Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be ~~presentPresent~~ in person at any such meeting if a person so authorised is ~~presentPresent~~ thereat.

APPENDIX IV	GENERAL INFORMATION

I.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

II.	DISCLOSURE OF INTERESTS

(A)	DIRECTORS’ INTERESTS OR SHORT POSITIONS IN EQUITY SECURITIES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Number of Shares
				in respect of	Approximate
				granted but not	percentage of
				yet exercised Share	shareholding in
				Options/unvested	the issued share
				Restricted Share	capital of the
		Number of		Units in the	Company(2)
Name	Nature of Interest	shares Issued		Company	(%)
Mr. Zou Tao	Beneficial owner	2,000,000	(L)	Nil	0.04

Notes:

(1)	The letter “L” denotes long position in the Shares.

(2)	Calculated on the basis of the total number of issued Shares of the Company as of the Latest Practicable Date (being 4,531,784,801 Shares).

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company and their associates had any interest or short position in the Shares, underlying Shares or debentures of the Company or its associated corporations.

APPENDIX IV	GENERAL INFORMATION

(B)	SUBSTANTIAL SHAREHOLDERS’ INTERESTS OR SHORT POSITIONS IN EQUITY SECURITIES

As at the Latest Practicable Date, after all reasonable enquiries made by the Company, the following persons (other than the Directors and chief executives whose interests have been disclosed above), had an interest or short position in the Shares and underlying Shares which would fall to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

				Approximate
				Percentage of
				Shareholding of
				the Issued Share
				Capital of the
Name of substantial	Capacity/Nature	Number of		Company(2)
shareholder	of Interest	Shares		(%)
Kingsoft Corporation Limited	Beneficial owner	1,492,621,584	(L)	32.94
The Bank of New York Mellon	Interest of controlled	282,971,047	(L)	6.24
Corporation(3)	corporation	279,830,160	(S)	6.17
		3,082,886		0.07
Xiaomi(4)	Beneficial owner	(Lending Pool) 414,376,000 (L)		9.14
	Interest of controlled	51,785,000	(L)	1.14
	corporation

Notes:

(1)	The letter “L” denotes a long position in the Shares and the letter “S” denotes a short position in the Shares.

(2)	Calculated on basis of the total number of issued shares of the Company as at the Latest Practicable Date, being 4,531,784,801 Shares.

(3)	The Bank of New York Mellon was wholly owned by The Bank of New York Mellon Corporation. As such, The Bank of New York Mellon Corporation was deemed to be interested in the 282,971,047 Shares (L) and 279,830,160 Shares (S) held by The Bank of New York Mellon.

(4)	414,376,000 Shares were held by Xiaomi Corporation beneficially. 51,785,000 Shares were held by Xiaomi Corporation through its indirectly wholly-owned subsidiary, Green Better Limited.

Save as disclosed above, As at the Latest Practicable Date, no person, other than the Directors and chief executive of the Company whose interests are set out above, had an interest or short position in the Shares or underlying Shares which would fall to be recorded in the registry required to be kept by the Company pursuant to Section 336 of the SFO.

APPENDIX IV	GENERAL INFORMATION

III.	DIRECTORS’ POSITIONS IN SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, none of the other Directors was a director or employee of a company which had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Name of the Director	Name of the Substantial Shareholder	Position in the Substantial Shareholder
Mr. Zou Tao	Kingsoft Corporation Limited	executive director
Mr. Qu Heng	Xiaomi	vice president and chairman of the group technology committee
Mr. Zhang Duo	Xiaomi	general manager of infrastructure technology platform department and head of the artificial intelligence platform department

IV.	OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date,

(a)	none of the Directors has had any direct or indirect interest in any assets which have been, since December 31, 2025 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)	save as disclosed in this circular, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

(c)	none of the Directors had entered, or proposed to enter, into a service contract with any member of the Group, excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation);

(d)	none of the Directors and their respective close associates was interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group and which would require disclosure under Rule 8.10 of the Hong Kong Listing Rules; and

APPENDIX IV	GENERAL INFORMATION

(e)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

V.	CONSENT OF EXPERT

As at the Latest Practicable Date, Somerley has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

The following is the qualification of Somerley, which has given its opinions or advice contained in this circular:

Name	Qualification(s)

Somerley	a corporation licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities

As at the Latest Practicable Date, Somerley (i) did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and (ii) did not have any direct or indirect interest in any assets which have been, since December 31, 2025 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

VI.	MATERIAL ADVERSE CHANGE

The Directors confirm that there was no material adverse change in the financial or trading position of the Group since December 31, 2025, the date to which the latest published audited consolidated financial statements of the Group were made up, and up to the Latest Practicable Date.

VII.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be published on the websites of the Hong Kong Stock Exchange and the Company for a period of not less than 14 days before the date of the AGM:

(a)	2026 Share Incentive Plan;

(b)	2024 Xiaomi Framework Agreement; and

(c)	2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement).

NOTICE OF THE ANNUAL GENERAL MEETING

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of Kingsoft Cloud Holdings Limited (the “Company”) will be held at Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, PRC at 10:00 a.m., Hong Kong time on June 30, 2026 for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated May 29, 2026 (the “Circular”)):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditor thereon.

2.	To re-elect Mr. Qu Heng as a non-executive Director.

3.	To re-elect Mr. Zhang Duo as a non-executive Director.

4.	To re-elect Ms. Qu Jingyuan as an independent non-executive Director.

5.	To authorize the Board to fix the remuneration of the Directors.

6.	To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2026.

– AGM-1 –

NOTICE OF THE ANNUAL GENERAL MEETING

7.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Shares or securities convertible into Shares for cash consideration) and to make or grant offers, agreements or options (including any warrants, bonds, notes and debentures conferring any rights to subscribe for or otherwise receive Shares) and to sell and/or transfer Shares out of treasury that are held as treasury shares that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employees of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Shares or rights to acquire Shares;

(iii)	the vesting or exercise of restricted shares and RSUs granted or to be granted (if and where applicable) pursuant to the 2013 Share Award Scheme, the 2021 Share Incentive Plan, the 2026 Share Incentive Plan or any other share incentive scheme or similar arrangements as adopted from time to time;

(iv)	any scrip dividend scheme or similar arrangement providing for the allotment of Shares (including the sale and/or transfer of any Shares out of treasury and are held as treasury shares) in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company; and

– AGM-2 –

NOTICE OF THE ANNUAL GENERAL MEETING

(v)	a specific authority granted by the Shareholders in general meeting;

shall not exceed 20% of the total number of issued shares (excluding any treasury shares, if any) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

8.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Hong Kong Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Hong Kong Stock Exchange for this purpose, respectively, provided that the total number of Shares and/or ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares, if any) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

– AGM-3 –

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

9.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT conditional upon the passing of resolutions no. 7 and no. 8 of this notice, the general mandate referred to in the resolution no. 7 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued, and (ii) any Shares out of treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution no. 8 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares, if any) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).”

– AGM-4 –

NOTICE OF THE ANNUAL GENERAL MEETING

10.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(1)	conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granting the approval for the listing of, and permission to deal in, the Shares of the Company which may be issued and allotted pursuant to any Awards (as defined in the Circular) that may be granted under the 2026 Share Incentive Plan (the rules of which are contained in the document marked “A” produced to this meeting and signed by the chairman of this meeting for the purpose of identification), the 2026 Share Incentive Plan be and is hereby approved and adopted and that the Board or its delegate(s) be and is hereby authorized to take all steps and to execute all agreements as may be necessary or expedient to give effect to and implement the 2026 Share Incentive Plan;

(2)	the total number of Shares which may be issued in respect of all Awards to be granted under the 2026 Share Incentive Plan and any other share schemes of the Company not in aggregate exceeding 5% of the total number of Shares in issue (excluding the treasury shares) as at the date of passing this resolution (“Scheme Mandate Limit”), be and is hereby approved and adopted; and

(3)	conditional upon passing of the ordinary resolution no. 10(2), the total number of Shares which may be issued in respect of all Awards to be granted to Service Provider Participants under the 2026 Share Incentive Plan and any other share schemes of the Company not in aggregate exceeding 0.5% of the total number of Shares in issue (excluding the treasury shares) as at the date of passing this resolution (“Service Provider Sublimit”), be and is hereby approved and adopted.”

11.	To consider and, if thought fit, to pass with or without amendments, the following resolution as an ordinary resolution:

“THAT the 2024 Xiaomi Framework Agreement and the proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated thereunder be and are hereby approved and confirmed.”

– AGM-5 –

NOTICE OF THE ANNUAL GENERAL MEETING

12.	To consider and, if thought fit, to pass with or without amendments, the following resolution as an ordinary resolution:

“THAT the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement) and the proposed revised annual cap and/or proposed annual cap for the two years of 2026 and 2027 for the procurement of hardware equipment contemplated thereunder be and are hereby approved and confirmed.”

13.	To consider and, if thought fit, to pass with or without amendments, the following resolution as an ordinary resolution:

“THAT any one executive Director (and its authorized person(s)) be and is hereby authorized to (i) determine the relevant commercial terms of the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement),

(ii) sign or execute other documents or supplemental agreements or deeds relating to the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement) on behalf of the Company, and (iii) do all such things and acts as he/she considers necessary or appropriate to give effect to the 2025 Xiaomi cooperation Framework Agreement (as amended by the Supplemental Agreement) and to complete the transactions contemplated thereunder.”

SPECIAL RESOLUTION

14.	To consider and, if thought fit, to pass with or without amendments, the following resolution as a special resolution:

“THAT

(a)	the proposed amendments to the current memorandum of association and articles of association of the Company (the “Proposed Articles Amendments”), the details of which are set out in Appendix III to the circular of the Company dated May 29, 2026, be and are hereby approved;

(b)	the third amended and restated memorandum of association and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”), which contains all the Proposed Articles Amendments and a copy of which has been produced to this meeting and marked “B” initialled by chairman of the Annual General Meeting for the purpose of identification, be and are hereby approved and adopted in substitution for and to exclusion of the existing memorandum of association and articles of association of the Company with immediate effect; and

(c)	any Director or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Articles Amendments and the adoption of the Third Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Hong Kong and Cayman Islands.”

– AGM-6 –

NOTICE OF THE ANNUAL GENERAL MEETING

SHARES RECORD DATE AND ADSs RECORD DATE

The Board has fixed the close of business on June 2, 2026, Hong Kong time, as the record date of Shares (the “Shares Record Date”). Holders of record of the Shares (as of the Shares Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on June 2, 2026, New York Time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares, if any, pending withdrawal from and/or transferring through CCASS shall not bear any voting rights at the Company’s general meeting(s).

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote underlying ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.ksyun.com.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of the ADSs) and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 28, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Chairman of the Board, Executive Director, and acting Chief Executive Officer

Hong Kong, May 29, 2026

– AGM-7 –